UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: offering statement**
☐ **Form C-U: Progress Update**
☐ **Form C/A: Amendment to offering statement**
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☒ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: SHaD Momentum, LLC
Legal status of issuer:

	Form:	Limited Liability Company
	Jurisdiction of Incorporation/Organization:	Delaware
	Date of organization: November 14, 2024	

Physical address of issuer: 1934 Old Gallows Road, Suite 350, Tysons Corner, VA 22182
Website of issuer: https://www.tltsolutions.net
Is there a Co-Issuer   No
Name of intermediary through which the offering will be conducted: Crowdfund My Deal, LLC
CIK number of the intermediary: 0001961869
SEC file number of intermediary: 007-00399
CRD number, if applicable, of intermediary: 325305

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the offering:

Two percent (2) of amount raised in the offering; $1,000 onboarding fee; $299 monthly service fee commencing the second month of engagement; $5 per investor fee for technology services

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: Class C membership interests
Target number of securities to be offered: 46
Price (or method for determining price): $110.00
Target offering amount: $5,060.00
Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis

☒ Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): $4,999,940.00
Deadline to reach the target offering amount: January 27, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end:	$625,292	Prior fiscal year-end:	0
Cash & Cash Equivalents:	Most recent fiscal year-end:	$632,000	Prior fiscal year-end:	0
Accounts Receivable:	Most recent fiscal year-end:	$77,251	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	$288,012	Prior fiscal year-end:	$17,750
Long-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Revenues/Sales:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end:	-$225,914	Prior fiscal year-end:	-$17,750

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Delaware	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD		Quebec	A8
X	Kentucky	KY	X	Tennessee	TN		Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX		Yukon	B0
X	Maine	ME	X	Utah	UT		Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SHaD Momentum, LLC
_____
(Issuer)

/s/ Tracy Prigmore, managing member of TLTsolutions, LLC, managing member of SHaD Impetus, LLC, the manager of SHaD Momentum, LLC
_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tracy Prigmore
_____
(Signature)

Managing member of TLTsolutions, LLC, managing member of SHaD Impetus, LLC, the manager of SHaD Momentum, LLC, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer
_____
(Title)

July 31, 2026
_____
(Date)

/s/ Venuss Gervin
_____
(Signature)

Managing Member of Emerald Hospitality Group, LLC, managing member of SHaD Impetus, LLC, the manager of SHaD Momentum, LLC, Principal Executive Officer
_____
(Title)

July 31, 2026
_____
(Date)

SHAD MOMENTUM, LLC

ANNUAL REPORT

1934 Old Gallows Road, Suite 350, Tysons Corner, VA 22182
https://www.tltsolutions.net

THIS ANNUAL REPORT IS DATED JULY 31, 2026

ABOUT THIS FORM C-AR

We have prepared this annual report ("**Annual Report**") in compliance with Section 227.202 of Regulation Crowdfunding (17 C.F.R. § 227.202). You should rely only on the information contained in this Annual Report and other Exhibits to this Form C-AR. We have not authorized anyone to provide you with any information different from that contained in our previous filings and this Annual Report and Exhibits. The information contained in herein is complete and accurate only as of the date of this Annual Report, regardless of the time of delivery of this Annual Report. This report contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents included as Exhibits contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated herein by reference are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR, or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

TABLE OF CONTENTS

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SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Unless otherwise noted or unless the context otherwise requires, the terms "**we**," "**us**," "**our**," and "**Company**" refer to SHaD Momenutm, LLC a Delaware limited liability company, together with our wholly and majority owned subsidiaries. The Company was formed in Delaware on November 14, 2024. The Company's principal address is 1934 Old Gallows Road, Suite 350, Tysons Corner, VA 22182. You may access the Company's website at https://www.tltsolutions.net.

The Business

The Company was formed to acquire, redevelop, own, operate, and ultimately dispose of hospitality properties. The Company's initial target investment is the acquisition of an approximately 35,000-square-foot assisted living facility situated on approximately seven (7) acres in Stockbridge, Georgia. The Company intends to renovate and convert the property into a hotel which is expected to contain approximately 60 guest rooms, although the final room count and project design remain subject to completion of construction planning and may change. The project is expected to be financed through a combination of investor equity and third-party debt financing. Management currently anticipates a construction and renovation period of approximately 10 to 12 months following acquisition and expects to hold the property for approximately six (6) years, although the actual hold period will depend on market conditions, operational performance, financing considerations, and the Manager's discretion. The purchase agreement for the property was entered into by an affiliate of the Manager and is expected to be assigned to the Company prior to closing.

Since the inception of the Company, it has continued to focus on investor outreach, investor communications, and capital raising activities related to its securities offerings. The Company has also supported investor education efforts and responded to investor questions regarding the opportunity. The Company continues to maintain offering-related communications and administrative processes in support of its members.

Capital Structure

The Company is authorized to issue four classes of membership interests, which includes Class A, Class B, Class C, and Class M membership interests (the "**Membership Interests**"). The Membership Interests are represented by units ("**Units**"). The Company is authorized to issue as many Membership Interests as needed to fund its operations, as determined in the sole discretion of the Manager. As of the date of this report, 38,000 Class A, 2,500 Class B, 4,823.2335 Class C, and 100 Class M Membership Interests are issued and outstanding. The Class M Membership Interests have been issued to SHaD Impetus, LLC, a Delaware limited liability company, the manager of the Company (the "**Manager**"). Only Class C Membership Interests will be issued through this offering. Class A, Class B, and Class C Membership Interests are being offered concurrently through an offering exempt from registration under Regulation D, Rule 506(c). The Class A, Class B, and Class C Membership Interests ("**Investor Class Membership Interests**") collectively comprise 70%, and Class M Membership Interests comprise 30% of the total Membership Interests of the Company.

Management

The Company's Manager is SHaD Impetus, LLC, a Delaware limited liability company. Our Manager shall manage all company assets and operations and perform all other duties prescribed for in our Company Agreement dated November 14, 2024, as may be amended from time to time. No other person shall have any right or authority to act for or bind the Company except as permitted in our Company Agreement or as required by law. Our Manager will have no personal liability for the obligations of the Company. Our Manager is managed by its members. The members of the Manager include TLT Solutions (managed and beneficially owned by Tracy Prigmore) and Emerald Hospitality Group, LLC (managed and beneficially owned by Venuss Gervin). The members will be responsible for approving fundamental transactions of the Company and the day-to-day operations of the Company.

Distributions

Distributions of Distributable Cash (defined below) will be made in accordance with the terms of the Company Agreement. Distributable Cash shall be prorated for any time period for which distributions are being made in which members were not members of the Company for the entire period of time.

"**Distributable Cash**" means all cash of the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

Distributable Cash will come from two sources: Company operations and capital transactions. Distributable Cash shall be segregated based upon each Investor Class's (Class A, Class B, and Class C) Unit Percentage Share. "**Unit Percentage Share**" means, as to each Investor Class, the percentage of total Capital Contributions made by each respective Investor Class multiplied by the amount of Distributable Cash available for a particular distribution. For purposes of illustration, if $20,000 were available for distribution as Distributable Cash, and total Investor Class Capital Contributions for Investor Units were $100,000, and total Class A Capital Contributions were $35,000, the Class A Unit Percentage Share would be $7,000 ($35,000 / $100,000 = 35%; 35% x $20,000 = $7,000). Generally, Class C members will receive from the Class C Unit Percentage Share a cumulative, non-compounding preferred return of 7% followed by 70% of remaining Distributable Cash. Please review the Company Agreement attached as Exhibit C for full distributions terms.

Voting

The Membership Interests offered herein are non-voting shares of Class B common stock. Each holder of Class A common stock has one vote per share of record by such holder.

Transfer Restrictions

Pursuant to Rule 501 of Regulation CF, securities issued in a transaction exempt from registration pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- To the issuer of the securities;

- To an accredited investor;

- As part of an offering registered with the Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Additionally, securities purchased pursuant to Regulation CF constitute "restricted securities," as that term is defined in Rule 144, promulgated under the Securities Act, and cannot be resold unless such resale is registered under the Securities Act and applicable state securities laws or is exempt from such registration provisions. Even if Securities purchased in this Offering are eligible for resale, there is no trading market for such securities, and none is likely to develop.

MANAGEMENT AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held	Term of Office
Tracy Prigmore[1]	Manager of TLT Solutions	November 2024 - Present
Venuss Gervin[2]	CFO/Treasurer	November 2024 - Present

(1) Tracy Prigmore is the manager of TLT Solutions, LLC, which is one of the managing members of the Manager.

    (2) Venuss Gervin is the manager of Emerald Hospitality Group, LLC, which is one of the managing members of the Manager.

TLTsolutions, LLC:

Tracy L. Prigmore is an award-winning executive and the founder of TLTsolutions, a real estate investment and development firm that provides unparalleled access and insight to alternative investments. Tracy's mission is to empower



people to build generational wealth, and through TLTsolutions she creates opportunities for individuals, families and entities to obtain passive income by investing in residential, multifamily and hotel projects.

As the sponsor for real estate investments, Tracy works with property management to maximize the value of each asset. She has a sterling record of bringing real estate ventures to life and maximizing their financial performance through sound asset management, as well as disciplined investment and renovation strategies. Currently, TLTsolutions has multi-million-dollar portfolio of real estate assets under management in four states. The firm's most recent acquisition is a luxury inn, winery on a 40-acre vineyard estate in California and is currently constructing a 90 room Tru by Hilton and creating a boutique hotel brand. With the Prosperity Fund I focused on lodging properties; TLTsolutions is actively pursuing acquisitions, redevelopment, and new construction projects.

Chosen as Person of the Year by LODGING in 2021, recognized by International Hospitality Institute (IHI) in 2022 as one of the 100 Most Powerful People in Global Hospitality, as well as an Influential woman in hospitality by Hotel Management; Tracy is the creator of She Has a Deal, an EdTech platform, real estate investment accelerator and ecosystem that creates new pathways to commercial real estate ownership and development for women and BIPOC. She Has a Deal's renowned Hotel Investment Pitch Competition, SHaDPitch, is creating a pipeline of women owners and developers by preparing them to become sponsors and lead hotel investment projects. TLTsolutions recently established SHaD Prosperity Fund I and is raising capital to fund the women led projects originating from the pitch competition and the She Has a Deal platform.

Prior to entering real estate development, Tracy spent 25 years as a healthcare executive and held senior leadership roles in strategic planning, business development and operations for three of the nation's largest healthcare systems.
Tracy serves on the Board of the Association of Black Estate Planning Professionals (ABEPP). She is also a founding member of the BOW Collective and the Fund Manager for the BOW Fund, a venture capital fund that invests in founders who face difficulties in obtaining traditional sources of capital. Tracy resides in Northern Virginia with her husband Derrick and their 12-year-old son Noah. See more details about her experience for the last 3 years below.

Title: Founder and Managing Partner
Company: TLTsolutions, LLC
Dates of Service: 2006 - Present
Location: Tysons Corner, VA
Responsibilities: Responsible for the overall direction and leadership of the company. Set the strategic direction, goals and objectives for the TLTsolutions and its subsidiary companies She Has a Deal; Canza Management; and the SHaD Project.

Emerald Hospitality Group, LLC

Venuss Gervin managers Emerald Hospitality Group, LLC. With professional backgrounds in both engineering and architecture, Venuss is a highly skilled licensed architect with a proven track record of delivering new buildings to the built environment. Over the course of a 20-year professional career as an architect, Venuss has a wide range of architectural and construction related experience, ranging from new athletic facilities to hotel and resort expansions to the adaptive reuse of old and historic buildings. Venuss holds a Bachelor's Degree in Industrial Engineering from Northwestern University and a Master's Degree in Architecture from Georgia Institute of Technology. She currently resides in Atlanta, Ga – the city where she was born & raised. Below is a summary of the Ms. Gervin's business experience for the last 3 years:

Title: Founder and Managing Member
Company: Emerald Hospitality Group, LLC
Dates of Service: April 2024-present
Location: Atlanta, GA
Responsibilities: Manage all aspects of the real estate syndication process for hospitality assets, including adaptive reuse of existing buildings. Manage all aspects of identifying investment opportunities, organizing the deal structure, raising capital, facilitating the design and renovation process and managing the asset to deliver the best overall investment returns for investors.

Title: Senior Project Architect
Company: Cooper Carry, Inc.
Dates of Service: March 2015-Present
Location: Atlanta, GA
Responsibilities: Licensed Senior Architect with 20+ years of experience managing all architectural aspects of a construction project, including the design, feasibility, production of construction documents and specifications and overseeing the construction process for various building types.

Indemnification

Generally

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law and the Company's bylaws. The Company will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Company or any predecessor of the Company, or serves or served at any other enterprise as a director or officer at the request of the corporation or any predecessor to the corporation.

Disclosure of SEC Position on Indemnification for Securities Liabilities

The Company's Company Agreement, subject to the provisions of Delaware law, contain provisions which allow the corporation to indemnify its managers, officers, and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

MANAGER'S COMPENSATION

The following fees below may be paid to our Manager:

Acquisition Fee: The Manager, its affiliates, or its designated assigns shall earn an acquisition fee of two percent (2%) of the acquisition and construction costs for each Property acquired by the Company. This fee is for their efforts in conducting due diligence and making this investment opportunity available to investors. If an acquisition fee is earned for a particular Property, a development fee shall not also be paid.

Development Fee: The Manager, its Affiliates, or its designated assigns shall earn a development fee of five percent (5%) of total project costs for each Property which is developed from ground-up and shall be paid monthly as funds are expended. This fee is for their efforts in managing the development of the Property. If a development fee is earned for a particular Property, an acquisition fee shall not also be paid.

Construction Management Fee: The Manager, its Affiliates, its designated assigns, and/or a third-party will receive a construction management fee for management of construction for each Property. The fee will be commensurate with local market rates as determined by the Manager.

Asset Management Fee: As compensation for organizing the Company and ongoing administrative and management services provided, the Manager, its affiliates, or its designated assigns will receive an annual asset management fee of two percent (2%) of the gross revenue from the operation of the Properties, calculated and paid in arrears on a quarterly basis.

Disposition Fee: Upon sale of the Properties, the Manager, its affiliates, or its designated assigns shall earn a disposition fee equal to one percent (1%) of the sales price for each Property sold. This fee is for their efforts in negotiating the disposition of the Properties.

Refinancing Fee: Upon the closing of any new financing of the Properties, the Manager, its affiliates, or its designated assigns shall earn a refinancing fee of one percent (1%) of the loan amount. This fee is for their efforts in applying for and securing finance proceeds.

Property Management Fee: The Manager, its affiliates, its designated assigns, and/or a third-party property manager will receive a property management fee. If managed by the Manager or an Affiliate, the fee will be three percent (3%) of the monthly gross revenue from the Properties. If managed by a third-party, the fee will be commensurate with local market rates.

Reimbursement of Expenses; Fees for Professional Services: The Manager or its affiliates will receive reimbursement of reasonable expenses paid or incurred by the Manager or its affiliates in connection with the Company's operations, including any legal, financial and tax reporting, and accounting costs, and any advances relating to the properties including design professional services (architects, interior designers, engineers, etc.), which may be paid from capital contributions, operating revenue, or reserves. The Manager may also reimburse Members of the Company for such expenses incurred by them in connection with the Company's operations, as decided in the Manager's sole discretion. In addition, the Manager or its affiliates will be reimbursed the fair value for provision of services to the Company at reasonable commercial rates on either an hourly or per-service basis, as permitted by Section 6.3 of the Company Agreement.

CAPITAL STRUCTURE AND OWNERSHIP

Capitalization

The Company is authorized to issue four classes of Membership Interests, which includes Class A, Class B, Class C, and Class M Membership Interests. The Membership Interests are represented by Units. The Company is authorized to issue as many Membership Interests as needed to fund its operations, as determined in the sole discretion of the Manager. As of the date of this Annual Report, the Company had 38,000 Class A, 2,500 Class B, 4,823.2335 Class C, and 100 Class M Membership Interests outstanding. The Investor Class Membership Interests collectively comprise 70% and Class M Membership Interests comprise 30% of the ownership interests of the Company.

Beneficial Ownership

As of the date of this offering statement, no persons beneficially hold more than twenty percent (20%) of the Company's voting securities, calculated on the basis of voting power.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this offering statement, the Company had no outstanding options, SAFEs, convertible notes, or warrants.

Outstanding Debt

Lender: Chartway Credit Union
Outstanding Amount: $9,900,000
Interest Rate: 7.25% per annum
Maturity Date: March 31, 2036

Previous Offerings of Securities

The Company issued 100 Class M Membership Interests to the Manager of the Company on November 14, 2024 for services provided.

The Company has an open offering exempt from registration through Regulation D, Rule 506(c) for the sale of Class A, Class B, and Class C Membership Interests. The offering commenced on December 12, 2024. As of the date of this offering statement, 38,000 Class A, 2,500 Class B, and 4,099.2335 Class C Membership Interests have been sold through that offering.

The Company sold a total of 724 Class C Membership Interests pursuant to its offering exempt from registration pursuant to Regulation CF. The Company finished raising under this offering on January 26, 2026.

DESCRIPTION OF BUSINESS

Description of the Business

The Company was formed to acquire, develop, and operate one or more specific hospitality properties. The Company is currently targeting The first project is the acquisition of an assisted living facility called The Peridot which is located at 425 Country Club Dr., Stockbridge, GA 30281. It is a 3-story interior corridor 35,000 sq. ft. facility located on approximately 7-acres. The Company plans to acquire the property for a purchase price of approximately $6,800,000 with anticipated closing costs of $1,595,088. The purchase and sale agreement was entered into by an affiliate of management and will be assigned to the Company prior to closing. A copy is attached as Exhibit 6. The Company intends to convert the property into a 60 key hotel, although the final number of keys are subject to finalization of construction plans and may change. Total renovation costs for the conversion are estimated at $3,531,662 with additional soft costs estimated at $1,718,338. The total equity needed for the project is estimated at $3,411,272 with the Company anticipating third party financing in the amount of $10,233,816. The Company is planning a 10-12 month construction schedule and anticipates up to a 6-year hold for the property, subject to the Manager's discretion.

Governmental/Regulatory Compliance

A company engaged in the manufacture and sale of nanomolecular gas purification membrane products for the petrochemical industry may be subject to a wide array of regulations spanning environmental protection, workplace safety, export controls, and materials handling. Environmental regulations, such as those enforced by the U.S. Environmental Protection Agency (EPA) or equivalent global bodies, may apply to the use, disposal, and lifecycle impacts of the nanomaterials involved. If membrane production involves hazardous chemicals or emissions, the Company or its subsidiaries may need permits under the Clean Air Act, Resource Conservation and Recovery Act (RCRA), or Toxic Substances Control Act (TSCA). Further, nanomaterials may be subject to specific risk assessments if classified as potentially toxic or environmentally persistent.

Because the Company serves the petrochemical industry, its products may be considered dual-use technologies, subject to export control laws such as the Export Administration Regulations (EAR) under the Bureau of Industry and Security (BIS). This is especially relevant if the membrane products are highly specialized or could have defense or critical infrastructure applications. The Company may need to obtain licenses or comply with international trade agreements, particularly if shipping to countries subject to sanctions or export restrictions. These regulations could significantly impact the company's supply chain, customer base, and overall market access.

Transfer Agent

The Company has engaged an affiliate of its Intermediary, DealMaker Transfer Agent LLC, to provide transfer agent services.

Litigation

The Company is not aware of any current or threatened litigation.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and

the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

If our Manager fails to attract and retain its key personnel, the Company may not be able to achieve its anticipated level of growth and its business could suffer.

The Company's future depends, in part, on our Manager's ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom could be difficult to replace.

The Company has limited operating history for investors to evaluate.

The Company was recently formed and has not generated any revenues and has limited operating history upon which prospective investors may evaluate its performance. No guarantee can be given that the Company will achieve its investment objectives.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Interests.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

The Company will be subject to those general risks relating to the ownership of real estate.

The Company will be subject to those general risks relating to the ownership and operation of real estate. The Company's economic success will depend upon the results of operations of the Properties, which will be subject to those risks typically associated with such asset class. Fluctuations in operating expenses and tax rates can adversely affect operating results or render the sale or refinancing of the Properties difficult or unattractive. Certain expenditures associated with the Properties will be fixed (principally mortgage payments, if any, and real estate taxes) and will not necessarily decrease due to events adversely affecting the Company's income from the operation of the Properties. No assurance can be given that certain assumptions as to the future profits from such operations will be accurate, since such matters will depend on events and factors beyond the Company's and the Manager's control. These factors include, among others:

- adverse changes in local and national economic conditions;

- changes in the financial condition of buyers and sellers of similar properties;

- changes in the availability of debt financing and refinancing;

- changes in the relative popularity of the Properties and in real estate as an investment class;

- changes in interest rates, real estate taxes, operating expenses, and other expenses;

- changes in market capitalization rates;

- changes in utility rates;

- development and improvement of competitive properties;

- ongoing capital improvement and repair requirements;

- risks and operating problems arising out of the presence or scarcity of certain construction materials;

- environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

- physical destruction and depreciation of property and equipment;

- damage to and destruction of the Properties, or any improvements or personal property located thereon;

- acts of God;

- changes in availability and cost of insurance;

- unexpected construction costs;

- increases in the costs of labor and materials;

- materials shortages; and

- labor strikes.

The consideration paid for properties may exceed fair market value, which may harm the Company's financial condition and operating results.

The consideration that the Company pays will be based upon numerous factors, and the properties may be purchased in a negotiated transaction rather than through a competitive bidding process. The Company cannot assure anyone that the purchase price that it pays for a property, or its appraised value will be a fair price, that it will be able to generate an acceptable return on such property, or that the location, lease terms or other relevant economic and financial data of any properties that it invests in will meet acceptable risk profiles. The Company may also be unable to rent vacant space at market rates, which would adversely affect its returns on a property. As a result, the Company's investments in properties may fail to perform in accordance with its expectations, which may substantially harm its operating results and financial condition.

The economic success of an investment in the Company will depend to a great extent upon the results of operations of the Properties, some of which are outside the Company's control.

The Properties are subject to those risks typically associated with investments in real estate that produce income based on occupancy and rental revenues. Fluctuations in vacancy rates, room rates, and operating expenses can adversely affect operating results or render the sale or refinancing of the Properties difficult or unattractive. No assurance can be given that certain assumptions as to the future levels of occupancy of the Properties, future room rate appreciation, future cost of capital improvements, or future cost of operating the Properties will be accurate since such matters will depend on events and factors beyond the control of the Company. Such factors include vacancy rates for properties similar to the Properties, financial resources of customers, room rate levels near the Properties, adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, the enactment of unfavorable real estate regulations, and other risks.

The Properties are subject to additional risks that may adversely impact the operating results and the success of the Company.

The Company will generate income from renting rooms on the Properties. Therefore, there are vacancy risks associated with the business plan. In addition, an economic downturn, including increased unemployment rates, may cause the industry to experience a significant decline in business due to a reduction in customers. These and other factors could have a material, adverse effect on the Company's performance. If the Company is unable to acquire additional nightly customers, the operating results of the Properties could be substantially and adversely affected by the loss of revenue and possible increase in operating expenses. There can be no assurance that any unoccupied space at the Properties will be filled, levels of occupancy will be maintained, or the Properties will be substantially occupied. In addition, filling the unoccupied rooms may be achievable only at decreased rates, which would adversely affect the operating cash flow of the Company.

Illiquidity of real estate investments could significantly impede the Company's ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or investments in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations, or fiscal policies of jurisdictions in which the property is located. The Company may be unable to realize its investment objectives by sale, other disposition, or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. An exit event is not guaranteed and is subject to the Manager's discretion.

Rising expenses could reduce cash flow and funds available for future investments.

The Properties will be subject to increases in real estate tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance, administrative and other expenses. If the Company is unable to increase rents at an equal or higher rate or lease properties on a basis requiring the tenants to pay all or some of the expenses, the Company would be required to pay those costs, which could adversely affect funds available for future cash distributions.

Regulatory risks that can affect cash flow for real estate include a range of factors from zoning changes to labor and employment laws.

These risks can have significant impacts on property income and expenses, ultimately influencing the overall financial health and profitability of real estate investments.

Zoning and Land Use Changes: Local governments can alter zoning laws and land use regulations, which can affect the types of developments permitted in certain areas. Changes that restrict property use or impose additional development requirements can limit a property's income potential or increase costs for compliance. For example, a shift from commercial to residential zoning can affect rental rates and tenant demand, thereby impacting cash flow.

Property Tax Changes: Increases in property taxes can have a direct impact on cash flow, as higher taxes reduce net income from rental properties. Property tax assessments can change due to reassessments, changes in local tax rates, or modifications in tax laws. Property owners must monitor these changes and budget accordingly, as sudden increases can strain cash flow and affect profitability.

Environmental and Health Regulations: Compliance with environmental and health regulations can lead to significant expenses, particularly if properties require upgrades or remediation to meet new standards. This includes regulations related to energy efficiency, waste management, and health and safety requirements. Non-compliance can result in fines, legal fees, and costly retrofits, all of which can reduce net income and disrupt cash flow.

Mortgage Lending and Finance Regulations: Regulations affecting mortgage lending practices can influence the cost and availability of financing for real estate projects. Changes in interest rate policies, lending criteria, and financial disclosure

requirements can affect the terms of new loans or refinancing options. Higher borrowing costs or stricter lending conditions can reduce profitability and strain cash flow, particularly for leveraged properties.

<u>Changes in Subsidies and Incentives</u>: Government incentives, such as tax credits and subsidies for affordable housing or energy-efficient upgrades, can significantly affect cash flow. Changes or eliminations of these programs can lead to higher operational costs or reduced income, impacting the financial performance of real estate investments.

<u>Labor and Employment Laws</u>: Regulations related to labor and employment can affect the cost of property management and maintenance. Minimum wage increases, mandatory benefits, and changes in labor practices can increase payroll expenses. These additional costs can strain cash flow, especially for properties that rely heavily on staff for day-to-day operations.

Understanding and mitigating these regulatory risks is essential for maintaining healthy cash flow in real estate operations. Real estate investors and operators need to stay informed about regulatory changes, engage in proactive planning, and consider potential impacts when making investment decisions.

The Company must comply with the Americans with Disabilities Act. Under the Americans with Disabilities Act of 1990 (the ADA), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. A determination that a property is not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. Furthermore, substantial modifications made in order to comply with the ADA may negatively affect the Company's ability to make cash distributions to its members.

Improvement of the Properties will involve significant construction work, which involves various risk factors that can impact the successful completion and profitability of a project.

These risk factors include:

- Market Risk: Fluctuations in real estate market conditions can affect demand for the completed Properties, leading to potential delays in sales or lower selling prices. Economic downturns can reduce demand for the completed Properties, which would affect the Company's ability to sell the Properties.

- Financial Risk: Insufficient funding or cash flow issues can lead to project delays, cost overruns, or even project abandonment. Interest rate fluctuations can impact borrowing costs and profitability. Inadequate financial planning and budgeting can lead to cost overruns and negatively affect a project's profitability.

- Construction and Design Risk: Poor project planning and design can lead to construction delays and increased costs. Design flaws or changes can result in construction rework, causing delays and cost overruns which could affect the overall profitability of a project. Availability of skilled labor and materials can also impact the construction schedule and costs.

- Regulatory and Legal Risk: Delays or complications in obtaining necessary permits and approvals can lead to project delays and increased costs. Zoning changes or other regulatory issues can impact the feasibility of the project. Legal disputes, such as contract disputes or litigation, can lead to delays, increased costs, and reputational damage to the Company.

- Environmental and Sustainability Risk: Environmental contamination or other environmental issues can lead to costly cleanup efforts and delays. Changes in environmental regulations can impact project design and construction methods, potentially leading to increased costs.

- Political and Geopolitical Risk: Political instability, changes in government policies, or geopolitical events can affect the project's viability and profitability.

- Technology and Innovation Risk: Incorporating new technologies or construction methods without proper understanding or testing can lead to implementation challenges and delays. Technological disruptions or changes can impact project timelines and costs.

- Health and Safety Risks: Inadequate safety measures can result in accidents, injuries, or fatalities, leading to legal and financial consequences.

The Company may experience liability for environmental issues.

Under various federal, state and local environmental and public health laws, regulations and ordinances, the Company may be required, regardless of knowledge or responsibility, to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases (including in some cases natural substances such as methane or radon gas) and may be held liable under these laws or common law to a governmental entity or to third-parties for property, personal injury or natural resources damages and for investigation and remediation costs incurred as a result of the real or suspected presence of these substances in soil or groundwater beneath the Properties. These damages and costs may be substantial and may exceed the insurance coverage the Company has for such events.

Risks associated with disruption of travel or reduction of interest in travel or other hospitality services due to acts of terrorism, war, natural and man-made disasters, disease outbreaks, and weather may negatively affect the Company.

As the ability of a hospitality property to generate income partially depends on potential customers' ability and willingness to travel, events which disrupt travel or reduce willingness to travel or interest in patronizing hospitality properties may negatively impact the value or income generated by the Properties. Such potential events include, but are not limited to, terrorist attacks, security alerts, war, uprisings, natural and man-made disasters such as major fires, floods, hurricanes, earthquakes and oil spills, pandemics, or other disease outbreaks, and severe or inclement weather.

Competition is a significant risk factor for the hospitality industry.

The sector is highly competitive, with various businesses vying for market share and customer loyalty. The intense competition poses several challenges and risks for hospitality establishments, including:

- Price Wars: Intense competition can lead to price wars, where hotels and other hospitality businesses reduce their rates to attract guests. This can result in lower profit margins and may not be sustainable in the long term.

- Market Saturation: In some areas, the hospitality market may become saturated with an excessive number of hotels, restaurants, or other establishments. This oversupply can lead to decreased occupancy rates and increased competition for customers.

- Brand Dilution: As more hotels and businesses enter the market, brand differentiation becomes critical. If hospitality brands fail to stand out and communicate a unique value proposition, they risk diluting their brand identity and losing market share.

- Customer Loyalty Challenges: Loyalty programs and repeat business are vital for the hospitality industry. Intense competition can make it difficult to retain loyal customers, as competitors may offer attractive incentives or promotions to lure them away.

- Innovation Pressure: To stay competitive, hospitality businesses need to continuously innovate and offer new services or amenities. Failure to keep up with evolving customer preferences and trends can lead to losing market relevance.

- Marketing and Advertising Costs: In a competitive market, businesses may need to invest heavily in marketing and advertising to attract customers and stand out from their competitors. This can strain the budget and impact profitability.

- Changing Consumer Preferences: Customer preferences and travel trends can change rapidly. Businesses that do not adapt to these changes risk losing market share to more agile competitors.

- Online Travel Agencies (OTAs) Dominance: Online travel agencies like Booking.com and Expedia hold significant power in the hospitality industry. Relying too heavily on OTAs can reduce direct bookings and erode profit margins due to high commission fees.

- New Entrants: New and innovative entrants in the market can disrupt established hospitality businesses. These newcomers may offer unique experiences, technology-driven solutions, or competitive pricing.

- Economic Conditions: Economic downturns can exacerbate competition in the hospitality industry. During periods of financial stress, businesses may compete more fiercely for a smaller pool of customers.

The hospitality industry is increasingly reliant on technology to provide services, manage operations, and store sensitive guest data.

This dependence on technology makes the industry vulnerable to various cybersecurity threats. These threats include, but are not limited to, the following:

- Data Breaches: Data breaches are a severe concern for the hospitality industry. Hotels collect and store a vast amount of guest information, including names, addresses, contact details, payment card information, and travel preferences. Cybercriminals may target this data for financial gain, identity theft, or selling it on the dark web.

- Ransomware Attacks: Ransomware is a type of malware that encrypts a hotel's critical data, rendering it inaccessible until a ransom is paid. A successful ransomware attack can disrupt hotel operations, lead to financial losses, and damage the hotel's reputation.

- Point-of-Sale (POS) Attacks: Cybercriminals may target the hotel's POS systems to steal credit card data or conduct fraudulent transactions. Weak security measures in POS systems can make hotels susceptible to these attacks.

- Phishing and Social Engineering: Phishing attacks involve using deceptive emails, messages, or phone calls to trick hotel staff into revealing sensitive information or login credentials. Social engineering attacks manipulate employees into providing access to secure systems or divulging confidential data.

- Insider Threats: Employees with access to sensitive data may pose a risk to the hotel's cybersecurity. Insider threats can be accidental, such as unintentional data leaks, or malicious, where employees deliberately steal or compromise data.

- Internet of Things (IoT) Vulnerabilities: Many hotels now incorporate IoT devices like smart locks, thermostats, and room controls. Inadequate security measures can expose these devices to hacking, potentially affecting guest safety and privacy.

- Third-Party Vendor Risks: Hotels often work with various third-party vendors for services like reservations, payment processing, and data storage. If these vendors have weak cybersecurity measures, they can become an entry point for attackers.

- Unsecured Wi-Fi Networks: Hotels provide Wi-Fi services to guests, but if the network is poorly secured, hackers can intercept data transmitted over the network or launch man-in-the-middle attacks.

- Lack of Employee Training: Insufficient cybersecurity awareness among hotel employees can lead to unintentional security breaches, such as falling for phishing scams or weak password practices.

- Compliance and Data Protection Regulations: Non-compliance with data protection regulations, such as the General Data Protection Regulation (GDPR) or the California Consumer Privacy Act (CCPA), can lead to significant fines and reputational damage.

The Company may be subject to risks associated with respect to a franchise brand and to costs associated with maintaining a franchise license.

We expect that we may purchase or develop hospitality properties that will operate under franchise agreements. We are therefore subject to the risks associated with concentrating hospitality real estate investments in franchise brands, including reductions in business following negative publicity related to one of the brands or the general decline of a brand.

The maintenance of the franchise license for a Property is subject to the franchisors' operating standards and other terms and conditions. Franchisors periodically inspect properties to ensure that we and our management companies follow their

standards. Failure by us or one of our third-party management companies to maintain these standards or other terms and conditions could result in a franchise license being canceled. If a franchise license is cancelled due to our failure to make required improvements or to otherwise comply with its terms, we also may be liable to the franchisor for a termination payment, which varies by franchisor and by property. As a condition of maintaining a franchise license, a franchisor could require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. We may risk losing a franchise license if we do not make franchisor-required capital expenditures.

If a franchisor terminates the franchise license or the license expires, we may try either to obtain a suitable replacement franchise or to operate the Property without a franchise license. The loss of a franchise license could materially and adversely affect the operations and the underlying value of the Property because of the loss of associated name recognition, marketing support and centralized reservation system provided by the franchisor and adversely affect our revenues. This loss of revenue could in turn adversely affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our limited partners.

Risks associated with disruption of travel or reduction of interest in travel or other hospitality services due to Acts of terrorism, war, natural and man-made disasters, disease outbreaks, and weather may negatively affect the Company.

As the ability of a hospitality property to generate income partially depends on potential customers' ability and willingness to travel, events which disrupt travel or reduce willingness to travel or interest in patronizing hospitality properties may negatively impact the value or income generated by one or more properties. Such potential events include, but are not limited to, terrorist attacks, security alerts, war, uprisings, natural and man-made disasters such as major fires, floods, hurricanes, earthquakes and oil spills, pandemics, or other disease outbreaks, and severe or inclement weather

Many hospitality properties experience seasonal demand fluctuations, especially in tourist destinations.

Properties may thrive during peak seasons but struggle to maintain profitability during off-peak times. Seasonal variability can lead to significant revenue fluctuations. During peak seasons, hotels may enjoy high occupancy rates and increased revenue, while off-peak seasons may result in lower occupancy and reduced income. This revenue volatility can make it challenging to plan and budget effectively. In addition, operating costs, such as staff wages, utility expenses, and maintenance, are relatively fixed and may remain consistent throughout the year. During off-peak seasons, these costs can become a more significant burden on a hotel's finances, as they may not be fully offset by lower revenue. The hospitality industry heavily relies on skilled and dedicated staff. Labor shortages or escalating labor costs can strain profitability and impact service quality. Fluctuating revenues can lead to cash flow pressures for hotel owners, especially if they do not have sufficient reserves to cover expenses during the low season. To attract guests during off-peak periods, hotels often need to invest in marketing and promotional campaigns. These expenses can add to the financial burden, particularly if the return on investment is not significant.

The seasonality of hotel demand can impact profitability. Hotel owners may struggle to maintain profitability during off-peak periods when occupancy rates are low, making it difficult to cover fixed costs and generate profit. Hotels often need to adjust their staff levels based on seasonal demand. The Company may also experience workforce management challenges. Hiring and training staff for peak seasons and then laying them off during low seasons can create challenges and impact staff morale. In addition, consumer preferences and expectations in the hospitality industry evolve rapidly. Failure to adapt to changing trends can lead to declining guest satisfaction and declining revenues. Seasonal variability can also limit the ability of a hotel to expand and grow consistently throughout the year. Expansion plans may need to be tailored to accommodate seasonal demand or revenue may suffer.

Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions.

Real estate is generally a long-term investment that cannot be quickly converted to cash and the Company may not be able to liquidate the Properties promptly in response to economic or other conditions, if necessary, which could affect the investors' ability to realize a return on their investment. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

To the extent climate change causes changes in weather patterns, a Property could experience increases in storm intensity and rising sea-levels causing damage to our Properties and result in higher vacancy. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our Properties in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

Real estate projects may suffer losses that are not covered by insurance.

Material losses to a Property may occur in excess of insurance proceeds with respect to a Property as insurance proceeds may not provide sufficient resources to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, earthquakes, floods, hurricanes, pollution, environmental matters, mold, or terrorism, which are either uninsurable or not economically insurable, or may be insured subject to limitations such as large deductibles or co-payments. If an uninsured loss or a loss in excess of insured limits occurs on a Property, the Company could lose anticipated future revenues.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our investors' investments.

The Company intends to incur debt to acquire, develop, and renovate the Properties. While investors will not be personally liable for these obligations, and our Manager may issue personal guarantees that these obligations will be repaid, the Company is ultimately responsible for paying off these debts. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our investors' investments.

The Properties may be subject to foreclosure if a default under any mortgage loan occurs.

Any mortgage loan secured by a Property will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If a senior mortgage lender declares a loan to be immediately due and payable, the Company will have the obligation to immediately repay the loan in full. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing its entire investment.

The Properties or a portion of the Properties could become subject to eminent domain or a condemnation action.

Such an action could have a material, adverse effect on the marketability of the Properties and any returns therefrom.

Future changes in land use and environmental laws and regulations, whether federal, state, or local, may impose new restrictions on the Properties.

The Company's ability to sell a Property as intended may be adversely affected by such regulations, which could affect returns therefrom.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

The Properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for distributions to investors.

The failure of a Property to be sold at a profit would most likely preclude our investors from realizing an attractive return on their interest ownership.

There is no assurance the Properties will ever be sold at a profit. The marketability and value of the Properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the Properties since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, which are beyond our control. We cannot predict whether we will be able to sell the Properties for a certain price, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find willing purchasers.

The Company may experience liability for alleged or actual harm to third parties and costs of litigation.

Owning the Properties subjects the Company to the risk of lawsuits filed by tenants, past and present employees, contractors, competitors, business partners, and others in the ordinary course of business. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time-consuming. We may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could result in substantial losses to the Company. Even if the Company is successful, there may be substantial costs associated with the legal proceeding, and our Manager may be delayed or prevented from implementing the business plan of the Company.

Due diligence may not uncover all material facts.

We will endeavor to obtain and verify material facts regarding the Properties; however, it is possible that we will not discover certain material facts about the Properties.

The hospitality industry is particularly susceptible to various risks during a pandemic or health crisis.

The COVID-19 pandemic, in particular, has highlighted some of the significant risks faced by the hospitality sector. During a pandemic, travel restrictions, quarantine measures, and fear of infection can lead to a significant decline in travel demand. Fewer people are willing or able to travel for leisure or business, resulting in lower occupancy rates and reduced revenues for hotels. With sudden changes in travel plans due to a pandemic, hotels may face an influx of cancellations and requests for refunds. This can put a strain on their cash flow and operational stability. In addition, the hospitality industry must prioritize the health and safety of guests and staff during a pandemic. Implementing and enforcing strict health protocols may require additional resources and investment in protective equipment, sanitization, and training. Also, pandemic-related restrictions may force hotels to suspend or alter certain services and amenities, impacting guest satisfaction and overall experience. Pandemics can also lead to labor shortages due to sick leave, fear of infection, or government restrictions on travel and work. Finding and retaining skilled employees can become challenging during such times. Furthermore, the hospitality industry relies on a complex supply chain for various goods and services. Disruptions in the supply chain due to lockdowns, transportation restrictions, or closures of suppliers can affect hotel operations. Even after a pandemic subsides, the recovery process for the hospitality industry may be slow and challenging. Changes in consumer behavior and travel preferences may persist, requiring hotels to adapt their business models. If another pandemic were to occur, it could severely negatively affect the performance of the Company.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company or Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft

or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

To the extent the Company directly processes customer/tenant information rather than through a third-party business platform, security breaches of confidential customer information, in connection with the Company's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect its business.

The Company in the course of business may require the collection, transmission, and retention of personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom it contracts to provide services. The integrity and protection of that data is critical. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer/tenant and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of its service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers'/tenants' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims, or proceedings.

Non-compliance with certain securities regulations may result in the liquidation and winding up of the Company.

We are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended ("Investment Company Act"), and none of Our Manager nor its or members is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Investment Advisers Act"), and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We and Our Manager have taken the position that the Properties are not a "security" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus Our Manager will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or Our Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

Our Company Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of our Manager.

Our Company Agreement provides that our Manager, in exercising its rights in its capacity as Manager, will be entitled to consider only such interests and factors as it desires and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our Company Agreement, the Delaware Limited Liability Company Act, or under any other law, rule or regulation or in equity.

Conflicts may exist among our Manager and its employees or affiliates.

Our Manager will engage with, on behalf of the Company, a number of brokers, asset sellers, insurance companies, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our Manager and not the Company nor the Company. Our Manager may be incentivized to choose a service provider or seller based on the benefits they are to receive.

We do not have a conflicts of interest policy.

The Issuer, our Manager and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Conflicts may exist between service providers, the Company, our Manager and their affiliates.

Our service providers may provide services to our Manager, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Interests.

The terms of our Company Agreement make it difficult to end our relationship with our Manager.

Under the terms of our Company Agreement, the Manager may only be removed for *"good cause"* upon a vote of seventy-five percent (75%) of the Membership Interests (excluding those held by the Manager and its affiliates).

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Joint Venture Risks

While the Company currently does not intend to joint venture on any projects, it may elect to do so in the discretion of the Manager. Doing so may subject the Company to additional risks which may include, but not be limited to, the following risks below.

The Company and its members may be highly dependent on a joint venture partner with whom they choose to work.

The Company may enter into a joint venture, and the Company, its members, and the Manager would be highly dependent on that joint venture partner to operate efficiently, quickly, and within budget. If the joint venture partner is not reliable in this regard, Members may experience a loss.

The terms of a joint venture agreement or other joint ownership/co-investor arrangements into which the Company may enter could impair operating flexibility and results of operations.

In connection with the purchase of properties, the Company may enter into a joint venture with an unaffiliated partner. This structure involves participation in the investment by outsiders whose interests and rights may not be the same as the Company's. The joint venture partner may have rights to take some actions over which the Company has no control and may take actions contrary to the interests of the Company. Joint ownership of an investment, under certain circumstances, may involve risks not associated with direct ownership of such investment, including, without limitation, the following:

• a partner or co-investor might have economic and/or other business interests or goals which are unlike or incompatible with the business interests or goals of the Company, including inconsistent goals relating to the sale of the Operating Companies held in a joint venture and/or the timing of the termination and liquidation of the venture;

- such partners may become bankrupt and such proceedings could have an adverse impact on the operation of the Company or joint venture;

- the Company may incur liabilities as the result of actions taken by the joint venture partner in which there was no direct involvement; and such partner may be in a position to take action contrary to instructions from the Company or requests or contrary to the Company's policies and objectives or fail to take actions as instructed.

Co-investments with other parties will result in additional risks.

It is possible that a co-investor or joint venture partner would be unable to pay its share of costs, which could be detrimental to the Company's investment unless an alternative source of capital could be obtained. In the event a third-party co-investor were to become bankrupt, third-party creditors could become involved in the project affairs. In addition, the co-investor could have economic or business interests or goals which are, or which may become inconsistent with the Company's business interests or goals. Furthermore, a co-investor or joint venture partner could engage in fraud or willful misconduct which could negatively impact the Company. This may include misappropriation of assets, financial statement fraud, regulatory non-compliance, misuse or theft of intellectual property, making false or inflated expense claims, and other acts.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been reviewed or audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Although the Company will generally invest the net proceeds of the offering into purchasing, improving, and developing the Properties, our Manager of the Company has broad discretion in how to utilize them.

Our Manager will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the

Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Interests may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering.

We are offering securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our securities and more than the target amount of offered securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations or assets acquired.

The Company is relying on other financing sources outside of this Offering to fully fund the project.

The funds raised in this offering will be insufficient to accomplish he Company's business plan. The Company intends to raise funds from other sources and to obtain debt financing. If insufficient funds are raised, the Company may be required to seek alternative financing. Failure to do so could result in a failure to fully fund the projects and a potential loss for investors.

The Company has a number of consultants who intend to assist with capital raising for this Offering.

Besides assisting with various operational aspects of the Company and its business plan, the Company may have its members of the Manager assist with capital raising activities and they intend to meet the non-exclusive safe harbor for exemption from the broker-deal licensing requirements through the "issuer exemption" under Section 3a4-1 of the Securities Exchange Act of 1934Section 3a4-1 of the Securities Exchange Act of 1934. If it is found that they do not meet the requirements of the non-exclusive safe harbor and are otherwise considered acting as unlicensed broker-dealers, the Company and these members could be subject to fines and other penalties and the Company could be forced to offer its investors a right of recission and a return of their investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, Investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit the ability of Investors to bring claims in judicial forums that they find favorable to such disputes, may increase Investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Investors waive the right to a trial by jury.

When investing with the Company and signing the Subscription Agreement, in any dispute with the Company, investors agree to waive the right to trial by jury. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator or a judge in a "bench trial" rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. A judge may be more neutral but also more focused on strict legal interpretations. In addition, judges may have unconscious biases or be influenced by

previous similar cases, and their decision-making is not as varied as a jury panel. Judges often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions. With a judge trial, appeals often focus more on errors of law rather than factual determinations, making it harder to contest certain aspects of the verdict. This waiver may not apply to claims under the Securities Act or the Exchange Act.

The Company intends to make multiple securities offerings which increases its risk of litigation.

The rise in litigation tied to multiple security offerings is a growing trend, fueled by increased regulatory scrutiny, complex financial structures, and the push for transparency in financial markets. When companies offer securities in multiple offerings, the complexity of managing these offerings can lead to potential oversights and misrepresentations, which, in turn, can result in legal challenges. Investors often claim that they were misled or inadequately informed about the risks or terms associated with particular offerings. This increased legal risk is particularly prevalent in sectors with intricate financial products or where companies are rapidly expanding, as the lack of detailed disclosures or inconsistencies in documentation can lead to allegations of securities fraud. As a result, companies must remain diligent in their disclosures and compliance practices, ensuring that each security offering adheres to strict standards to mitigate the potential for costly litigation.

Handling multiple security offerings can significantly strain management's time and resources, diverting attention from core business operations and strategic initiatives.

Each security offering requires extensive planning, regulatory compliance, and clear communication with investors. The need to prepare detailed disclosures, manage legal considerations, and coordinate with financial advisors and underwriters creates a complex landscape for management to navigate. Additionally, the ongoing reporting and oversight required for multiple securities demand dedicated resources to ensure accuracy and transparency, particularly to meet regulatory standards and avoid potential litigation. This extensive process often monopolizes management's time and attention, limiting their capacity to focus on long-term growth strategies, operational efficiency, and product or service innovation. Consequently, while multiple offerings can attract diverse investment pools, they can also restrict management's agility and reduce the resources available to drive the business forward.

Risks Related to the Securities

The securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the securities have not been registered under the securities Act or under the securities laws of any state or foreign jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $110.00 per Interest price arbitrarily. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment.

Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Securities at the $110.00 offering price (or at any other price), and you risk overpaying for your investment.

The purchase of Interests is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The securities acquired in this offering may be significantly diluted as a consequence of other equity financings.

The Company's equity securities will be subject to dilution via the sale of Interests and through the sale of additional classes of Interests in the Company. In addition, the Company could create and sale membership interests which may have priority over the securities offered in this offering. The Company is offering Membership Interests through a separate offering exempt under Regulation D, Rule 506(c). If Interests are sold through this offering, your Interests will be diluted. The amount of such securities that will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the securities offered herein could be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's economic interests in the Company. The Company is conducting an offering concurrent with this Offering, which securities will have preferential distributions and will have the effect of diluting investors in this Offering.

The purchase prices for the Interests have been arbitrarily determined.

The purchase price for the Interests for this offering has been arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the Company considered factors such as the purchase and development costs of the Properties, the Company's limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by Our Manager and general economic conditions.

There is no guarantee of a return on an Investor's investment.

The Company's business objectives must be considered highly speculative. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public trading market for our securities.

There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.

If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their value, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.

Under Regulation CF, pursuant to which the Interests are being offered, the Interests may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement).

Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.

Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

In addition, there are significant transfer restrictions contained in our Company Agreement that prohibit transfers unless approved by Our Manager, in its sole discretion, and the transferee and transferor have met other conditions established by our Company Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

Financial projections and forward-looking statements may be wrong.

Certain financial projections concerning the future performance of the Properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on Our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from sale of the Properties will be different than the returns anticipated by Our Manager and/or that these returns may not be realized in the timeframe projected by our Manager, if at all.

This offering statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's members are governed by the Company Agreement. Any undefined capitalized terms in this section shall have the meaning set forth in the Company's Company Agreement. Investors should carefully read the Operating Agreement for Company, attached as Exhibit C.

Capital Structure

The Company is authorized to issue Class A, Class B, Class C, and Class M Membership Interests. The Company is authorized to issue as many Membership Interests as needed to fund its operations, as determined in the sole discretion of the Manager. As of the date of this Offering Statement, only 100 Class M Membership Interests are issued and outstanding. They have been issued to SHaD Impetus, LLC, a Delaware limited liability company, the Manager of the Company. Only Class C Membership Interests will be issued through this offering. Class A, Class B, and Class C Membership Interests are being offered concurrently through an offering exempt from registration under Regulation D,

Rule 506(c). The Class A, Class B, and Class C Membership Interests ("Investor Class Membership Interests") collectively comprise 70% and Class M comprises 30% of the Membership Interests of the Company.

Distributions

Distributions of Distributable Cash (defined below) will be made in accordance with the terms of the Company Agreement. Distributable Cash shall be prorated for any time period for which distributions are being made in which members were not members of the Company for the entire period of time.

Distributable Cash means all cash of the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

Distributable Cash will come from two sources: Company operations and capital transactions as follows below. Distributable Cash shall be segregated based upon each Investor Class's (Class A, Class B, and Class C) Unit Percentage Share. "Unit Percentage Share" means, as to each Investor Class, the percentage of total Capital Contributions made by each respective Investor Class multiplied by the amount of Distributable Cash available for a particular distribution. For purposes of illustration, if $20,000 were available for distribution as Distributable Cash, and total Investor Class Capital Contributions for Investor Units were $100,000, and total Class A Capital Contributions were $35,000, the Class A Unit Percentage Share would be $7,000 ($35,000 / $100,000 = 35%; 35% x $20,000 = $7,000).

Distributable Cash from operational cash flow will be distributed as follows:

- From the Class A Unit Percentage Share, the Class A Members shall ratably receive a cumulative non-compounding preferred return of nine percent (9%) per annum, and then seventy percent (70%) of remaining Distributable Cash from the Class A Unit Percentage Share, ratably apportioned according to their Class A Membership Interests.

- From the Class B Unit Percentage Share, the Class B Members shall ratably receive a cumulative non-compounding preferred return of eight percent (8%) per annum, and then seventy percent (70%) of remaining Distributable Cash from the Class B Unit Percentage Share, ratably apportioned according to their Class B Membership Interests.

- From the Class C Unit Percentage Share, the Class C Members shall ratably receive a cumulative non-compounding preferred return of seven percent (7%) per annum, and then seventy percent (70%) of remaining Distributable Cash from the Class C Unit Percentage Share, ratably apportioned according to their Class C Membership Interests.

- Thereafter, the Class M Members shall receive all remaining Distributable Cash, ratably apportioned according to their Class M Membership Interests.

Distributable Cash from capital transactions may be reinvested into additional Company assets in the discretion of the Manager. Distributable Cash from capital transactions not reinvested or from dissolution and liquidation of the Company will be distributed as follows:

- From the Class A Unit Percentage Share, the Class A Members shall ratably receive any accrued but unpaid preferred return, a return of their unreturned capital contributions, and then seventy percent (70%) of all remaining Distributable Cash from the Class A Capital Unit Share, ratably apportioned according to their Class A Membership Interests.

- From the Class B Unit Percentage Share, the Class B Members shall ratably receive any accrued but unpaid preferred return, a return of their unreturned capital contributions, and then seventy percent (70%) of all remaining Distributable Cash from the Class B Unit Percentage Share, ratably apportioned according to their Class B Membership Interests.

- From the Class C Unit Percentage Share, the Class C Members shall ratably receive any accrued but unpaid preferred return, a return of their unreturned capital contributions, and then seventy percent (70%) of all remaining Distributable Cash from the Class C Unit Percentage Share, ratably apportioned according to their Class C Membership Interests.

- Thereafter, the Class M Members shall receive all remaining Distributable Cash, ratably apportioned according to their Class M Membership Interests.

Allocations

Except as otherwise provided in the Company Agreement, profits and losses (including individual items of profit, income, gain, loss, credit, deduction and expense) of the Company will be allocated among the members in a manner such that the capital account balance of each member, immediately after making that allocation, is, as nearly as possible, equal (proportionately) to the distributions that would be made to that member pursuant to Section 12.4 of the Company Agreement if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their fair market value, as reasonably determined by the Manager, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the fair market value of the assets securing that liability), and the net assets of the Company were distributed in accordance with Section 12.4 of the Company Agreement to the members immediately after making that allocation, adjusted for applicable special allocations, computed immediately prior to the hypothetical sale of assets.

In the event that Members are issued Units on different dates, the profits or losses allocated to the members for each fiscal year during which members receive Units will be allocated among the members in accordance with Section 706 of the IRS code, using any convention permitted by law and selected by the Manager. For purposes of determining the profits, losses and individual items of income, gain, loss credit, deduction and expense allocable to any period, profits, losses and any other items will be determined on a daily, monthly, or other basis, as determined by the Manager using any method that is permissible under Section 706 of the Code and the Treasury Regulations. Except as otherwise provided in this Agreement, all individual items of Company income, gain, loss, and deduction will be divided among the members in the same proportions as they share profits and losses for the fiscal year or other period in question.

Management Fees

The following fees below may be paid to our Manager:

Acquisition Fee: The Manager, its affiliates, or its designated assigns shall earn an acquisition fee of two percent (2%) of the acquisition and construction costs for each Property acquired by the Company. This fee is for their efforts in conducting due diligence and making this investment opportunity available to investors. If an acquisition fee is earned for a particular Property, a development fee shall not also be paid.

Development Fee: The Manager, its Affiliates, or its designated assigns shall earn a development fee of five percent (5%) of total project costs for each Property which is developed from ground-up and shall be paid monthly as funds are expended. This fee is for their efforts in managing the development of the Property. If a development fee is earned for a particular Property, an acquisition fee shall not also be paid.

Construction Management Fee: The Manager, its Affiliates, its designated assigns, and/or a third-party will receive a construction management fee for management of construction for each Property. The fee will be commensurate with local market rates as determined by the Manager.

Asset Management Fee: As compensation for organizing the Company and ongoing administrative and management services provided, the Manager, its affiliates, or its designated assigns will receive an annual asset management fee of two percent (2%) of the gross revenue from the operation of the Properties, calculated and paid in arrears on a quarterly basis.

Disposition Fee: Upon sale of the Properties, the Manager, its affiliates, or its designated assigns shall earn a disposition fee equal to one percent (1%) of the sales price for each Property sold. This fee is for their efforts in negotiating the disposition of the Properties.

Refinancing Fee: Upon the closing of any new financing of the Properties, the Manager, its affiliates, or its designated assigns shall earn a refinancing fee of one percent (1%) of the loan amount. This fee is for their efforts in applying for and securing finance proceeds.

Property Management Fee: The Manager, its affiliates, its designated assigns, and/or a third-party property manager will receive a property management fee. If managed by the Manager or an Affiliate, the fee will be three percent (3%) of the monthly gross revenue from the Properties. If managed by a third-party, the fee will be commensurate with local market rates.

Reimbursement of Expenses; Fees for Professional Services: The Manager or its affiliates will receive reimbursement of reasonable expenses paid or incurred by the Manager or its affiliates in connection with the Company's operations, including any legal, financial and tax reporting, and accounting costs, and any advances relating to the properties including design professional services (architects, interior designers, engineers, etc.), which may be paid from capital contributions, operating revenue, or reserves. The Manager may also reimburse Members of the Company for such expenses incurred by them in connection with the Company's operations, as decided in the Manager's sole discretion. In addition, the Manager or its affiliates will be reimbursed the fair value for provision of services to the Company at reasonable commercial rates on either an hourly or per-service basis, as permitted by Section 6.3 of the Company Agreement.

Voting and Control/Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Investor Class Membership Interests (Class A, Class B, and Class C) comprise seventy percent (70%) of the voting Interests of the Company and the Class M Membership Interests comprise the remaining thirty percent (30%), which are held by our Manager. Our Manager manages all the business and affairs of the Company and has full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager deems to be reasonably required to accomplish the business and objectives of the Company.

Unless otherwise specified in the Company Agreement or required by law, any action requiring the approval of the Members may be approved by the vote or written consent of the Members entitled to vote. The approval of the members is required for:

- The removal of the Manager.

- Amending the Company Agreement other than to (i) change the name of the Company or the location of its principal office; (ii) add to the duties or obligations of the Manager; (iii) cure any ambiguity or correct or supplement any inconsistency in the Agreement; (iv) correct any printing, stenographic, or clerical errors or omissions in order that the Agreement shall accurately reflect the agreement among the Members; (v) reflect information regarding the admission of any additional or substitute member; or (vi) comply with the single-purpose-entity or other requirements for any mortgage loan secured by the property, provided in each case that the Manager reasonably determines that such amendment will not subject any member to any material, adverse economic consequences.

- The requirement of additional capital contributions.

- Payment of additional compensation to the Manager or its Affiliates.

- Expulsion of a member.

- Such other matters as are required by the Company Agreement or the Delaware limited liability company act.

Additional Issuances of Securities

Following your investment in the Company, the Company may sell Membership Interests to additional investors, which likely will dilute your percentage ownership of the Company. An investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's ownership

interest in the Company. In addition, the Company could sale additional shares of Class A common stock which would dilute your investment. Such shares could be offered on better or worse terms offered herein.

Conflicts of Interest and Transactions with Related Parties

Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of the management of the Company to its Members. By acquiring Membership Interests in the Company, investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Dilution

The Membership Interests do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an investor may eventually have in the Company. The Company may make equity issuances outside of this Offering, which will dilute the investors in this Offering. Investors should understand the potential for dilution. If the Company issues additional Membership Interests, investors' ownership percentage in the Company will go down, even though the value of the Company may go up. By virtue of your ownership in the Company, you could own a smaller piece of a larger company. This increase in the number of Membership Interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into stock of the Company.

If the Company decides to issue more Membership Interests, an investor could experience value dilution, with each interest being worth less than before, and control dilution, with the total percentage of the Company owned being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest. If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it's important to realize how the value of those Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for the Offering arbitrarily after considering factors such as the Company's assets, projected manufacturing capabilities, its projected revenue, and other factors. The price of the Membership Interests may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

FINANCIAL CONDITION OF THE COMPANY

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Audited financial statements for the Company are attached to this Form C-AR as Exhibit F.

Overview

The Company was formed to pursue its business objectives and was in its development and capital formation stage during the year ended December 31, 2025. During the period, the Company focused primarily on raising capital, establishing its operational infrastructure, advancing project development activities, and deploying capital into assets and opportunities intended to support future operations.

Assets

As of December 31, 2025, the Company had total assets of approximately $1.52 million, consisting primarily of cash and cash equivalents, a loan to a related party, capital contribution receivables, funds held in escrow, and construction-in-progress assets.

Liabilities

For the period ending December 31, 2025, the Company had total liabilities of $1,734,316.01, with $145,797.25 total current and $1,588,518.76 total long term liabilities. The current liabilities primarily consist of accounts payable, wages, and employee withheld tax. The long term liabilities are all loans made by affiliates.

Operating Results

Net Loss

The Company reported a net loss of approximately $225,914 for the year ended December 31, 2025. The loss was primarily attributable to operating expenses incurred during the Company's development stage and the absence of operating revenue during the period. Management expects operating losses may continue until the Company successfully executes its business plan and generates sufficient revenue-producing activities.

Revenue

The Company did not generate any revenue during the year ended December 31, 2025. Management's efforts during the period were focused on organizational activities, capital raising, project development, and establishing the operational infrastructure necessary to support future business operations.

Operating Expenses

For the year ended December 31, 2025, the Company incurred total operating expenses of approximately $225,914. Significant expenses included:

- Licenses and fees of approximately $120,267;
- Advertising expenses of approximately $74,724;
- Legal and professional fees of approximately $30,134; and
- Bank charges, software, and administrative expenses.

The Company's expenses were primarily attributable to startup, organizational, compliance, marketing, and development-related activities associated with launching and positioning the business for future growth.

Plan of Operations

See "Project Implementation Plan" on page 10 for an overview of the Company's plan of operations for the next twelve months.

Liquidity and Capital Resources

<u>Overview</u>

The Company's primary sources of liquidity during 2025 consisted of capital contributions from members and loans from partners. As of December 31, 2025, the Company had cash and cash equivalents of approximately $625,292. Total assets were approximately $1.52 million and total liabilities were approximately $288,012. Members' equity totaled approximately $1.24 million.

<u>Internal Liquidity</u>

Management believes the Company's existing cash position provides an initial source of liquidity for operating activities and ongoing project development. In addition to cash on hand, the Company held approximately $60,750 in escrow and reported a capital contribution receivable of approximately $77,251. The Company also reported a loan receivable from a related party of approximately $632,000. The timing and availability of repayment of this receivable may affect the Company's future liquidity position and ability to deploy capital toward business operations and growth initiatives.

<u>External Liquidity</u>

The Company has historically relied on member capital contributions and partner financing to fund operations and investments. During 2025, members contributed approximately $1.46 million of capital, and partner loans increased by approximately $288,012. Management anticipates that future operations may require additional capital contributions, debt financing, strategic partnerships, or other capital sources depending on the pace of project development, operational expenditures, and market conditions. There can be no assurance that additional financing will be available on favorable terms, if at all.

<u>Short-Term Liquidity</u>

Management believes that existing cash resources, together with anticipated capital resources and collections of outstanding receivables, are expected to be sufficient to satisfy the Company's anticipated short-term operating requirements. However, the Company continues to operate without revenue generation and remains dependent upon available capital resources to fund operations and project development activities.

<u>Long-Term Liquidity</u>

The Company's long-term liquidity requirements will depend on numerous factors, including the successful execution of its business strategy, the completion and monetization of development projects, repayment of related-party receivables, future capital expenditures, and the Company's ability to generate recurring revenues and positive cash flow from operations. Management expects that future capital requirements may be significant as the Company expands operations and advances its projects. The Company may seek additional equity capital, debt financing, or alternative funding sources to support long-term growth objectives.

<u>Cash Flows</u>

Net cash provided by financing activities was approximately $1.38 million during 2025, primarily resulting from member capital contributions. Cash used in operating activities totaled approximately $630,652, primarily reflecting operating expenses, funding of a related-party loan, and increases in escrow balances. The Company also invested approximately $128,869 in construction-in-progress assets. As a result, cash and cash equivalents increased to approximately $625,291 as of December 31, 2025.

Trend Analysis

Because 2025 represented the Company's initial operating period, historical trends are limited. However, management has identified several developments that may materially affect future results. The Company has begun deploying capital into project-related assets, including construction-in-progress activities and related-party financing arrangements. Management expects asset deployment activities to continue as capital is allocated in accordance with the Company's business strategy. The Company did not generate revenue during 2025. Future financial performance will depend

substantially on the Company's ability to complete development activities, deploy capital effectively, and generate income-producing operations. Management expects operating expenses to remain elevated in the near term as the Company continues to incur compliance, legal, licensing, administrative, and development-related costs associated with executing its business plan. As the Company grows, certain expenses may increase, although management intends to seek operational efficiencies where possible.

The Company's future growth may depend upon continued access to equity and debt capital markets. Changes in interest rates, economic conditions, investor demand, regulatory developments, and capital market conditions could affect the Company's ability to obtain financing and execute its business strategy. A significant portion of the Company's assets consists of a loan to a related party. The timing of repayment and the creditworthiness of the related party may materially affect the Company's future liquidity and capital resources. Management will continue to monitor this asset and evaluate its impact on the

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Manager and/or its affiliates have been issued Class M Membership Interests in the Company and are therefore members of the Company as a result thereof.

The Company intends to hire the Manager to provide property management services for the properties acquired by the Company and may be paid three percent (3%) of the monthly gross revenue from the properties for such services.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C-AR or which will be made available to investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective investors should carefully review and consider this entire Form C-AR. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C-AR. The Company's representatives will be available to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C-AR or any other matter relating to the Securities described in this Form C-AR, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

This report is available on our website at https://www.tltsolutions.net. The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Compliance

The Company has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding other than the untimely filing of this Annual Report. Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws. Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Updates

Updates on the Issuer's progress towards meeting the target amount of the offering will be filed with the SEC on Form C-U.

Exhibits

The following are included as Exhibits to this Form C-AR:

Exhibit B   Certificate of Incorporation*
Exhibit C   Bylaws*
Exhibit D   Shareholder Agreement*
Exhibit F   Financial Statements
Exhibit G   IP Assignment*
Exhibit H   IP License Agreement*
Exhibit I   Funding Agreement*

 * Filed by the Company as Exhibits to its original Form C filing on September 5, 2025, and incorporated herein by reference.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: offering statement**
☐ **Form C-U: Progress Update**
☐ **Form C/A: Amendment to offering statement**
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☒ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer:	SHaD Momentum, LLC
Legal status of issuer:	

	Form:	Limited Liability Company
	Jurisdiction of Incorporation/Organization:	Delaware
	Date of organization: November 14, 2024	

Physical address of issuer: 1934 Old Gallows Road, Suite 350, Tysons Corner, VA 22182
Website of issuer: https://www.tltsolutions.net
Is there a Co-Issuer   No
Name of intermediary through which the offering will be conducted: Crowdfund My Deal, LLC
CIK number of the intermediary: 0001961869
SEC file number of intermediary: 007-00399
CRD number, if applicable, of intermediary: 325305
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the offering:

Two percent (2) of amount raised in the offering; $1,000 onboarding fee; $299 monthly service fee commencing the second month of engagement; $5 per investor fee for technology services

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered:	Class C membership interests
Target number of securities to be offered:	46
Price (or method for determining price):	$110.00
Target offering amount:	$5,060.00

Oversubscriptions accepted: ☒ Yes   ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis   ☐ First-come, first-served basis

☒ Other – provide a description: At the Company's discretion

1

Maximum offering amount (if different from target offering amount): $4,999,940.00

Deadline to reach the target offering amount: January 27, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Cash & Cash Equivalents:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	$17,750	Prior fiscal year-end:	0
Long-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Revenues/Sales:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end:	-$17,750	Prior fiscal year-end:	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Delaware	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD		Quebec	A8
X	Kentucky	KY	X	Tennessee	TN		Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX		Yukon	B0
X	Maine	ME	X	Utah	UT		Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SHaD Momentum, LLC
_____
(Issuer)

/s/ Tracy Prigmore, managing member of TLTsolutions, LLC, managing member of SHaD Impetus, LLC, the manager of SHaD Momentum, LLC
_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tracy Prigmore
_____
(Signature)

Managing member of TLTsolutions, LLC, managing member of SHaD Impetus, LLC, the manager of SHaD Momentum, LLC, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer
_____
(Title)

July 31, 2026
_____
(Date)

/s/ Venuss Gervin
_____
(Signature)

Managing Member of Emerald Hospitality Group, LLC, managing member of SHaD Impetus, LLC, the manager of SHaD Momentum, LLC, Principal Executive Officer
_____
(Title)

July 31, 2026
_____
(Date)

SHAD MOMENTUM, LLC

ANNUAL REPORT

1934 Old Gallows Road, Suite 350, Tysons Corner, VA 22182
https://www.tltsolutions.net

THIS ANNUAL REPORT IS DATED JULY 31, 2026

ABOUT THIS FORM C-AR

We have prepared this annual report ("**Annual Report**") in compliance with Section 227.202 of Regulation Crowdfunding (17 C.F.R. § 227.202). You should rely only on the information contained in this Annual Report and other Exhibits to this Form C-AR. We have not authorized anyone to provide you with any information different from that contained in our previous filings and this Annual Report and Exhibits. The information contained in herein is complete and accurate only as of the date of this Annual Report, regardless of the time of delivery of this Annual Report. This report contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents included as Exhibits contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated herein by reference are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR, or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

TABLE OF CONTENTS

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SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Unless otherwise noted or unless the context otherwise requires, the terms "**we**," "**us**," "**our**," and "**Company**" refer to SHaD Momenutm, LLC a Delaware limited liability company, together with our wholly and majority owned subsidiaries. The Company was formed in Delaware on November 14, 2024. The Company's principal address is 1934 Old Gallows Road, Suite 350, Tysons Corner, VA 22182. You may access the Company's website at https://www.tltsolutions.net.

The Business

The Company was formed to acquire, redevelop, own, operate, and ultimately dispose of hospitality properties. The Company's initial target investment is the acquisition of an approximately 35,000-square-foot assisted living facility situated on approximately seven (7) acres in Stockbridge, Georgia. The Company intends to renovate and convert the property into a hotel which is expected to contain approximately 60 guest rooms, although the final room count and project design remain subject to completion of construction planning and may change. The project is expected to be financed through a combination of investor equity and third-party debt financing. Management currently anticipates a construction and renovation period of approximately 10 to 12 months following acquisition and expects to hold the property for approximately six (6) years, although the actual hold period will depend on market conditions, operational performance, financing considerations, and the Manager's discretion. The purchase agreement for the property was entered into by an affiliate of the Manager and is expected to be assigned to the Company prior to closing.

Since the inception of the Company, it has continued to focus on investor outreach, investor communications, and capital raising activities related to its securities offerings. The Company has also supported investor education efforts and responded to investor questions regarding the opportunity. The Company continues to maintain offering-related communications and administrative processes in support of its members.

Capital Structure

The Company is authorized to issue four classes of membership interests, which includes Class A, Class B, Class C, and Class M membership interests (the "**Membership Interests**"). The Membership Interests are represented by units ("**Units**"). The Company is authorized to issue as many Membership Interests as needed to fund its operations, as determined in the sole discretion of the Manager. As of the date of this report, 38,000 Class A, 2,500 Class B, 4,823.2335 Class C, and 100 Class M Membership Interests are issued and outstanding. The Class M Membership Interests have been issued to SHaD Impetus, LLC, a Delaware limited liability company, the manager of the Company (the "**Manager**"). Only Class C Membership Interests will be issued through this offering. Class A, Class B, and Class C Membership Interests are being offered concurrently through an offering exempt from registration under Regulation D, Rule 506(c). The Class A, Class B, and Class C Membership Interests ("**Investor Class Membership Interests**") collectively comprise 70%, and Class M Membership Interests comprise 30% of the total Membership Interests of the Company.

Management

The Company's Manager is SHaD Impetus, LLC, a Delaware limited liability company. Our Manager shall manage all company assets and operations and perform all other duties prescribed for in our Company Agreement dated November 14, 2024, as may be amended from time to time. No other person shall have any right or authority to act for or bind the Company except as permitted in our Company Agreement or as required by law. Our Manager will have no personal liability for the obligations of the Company. Our Manager is managed by its members. The members of the Manager include TLT Solutions (managed and beneficially owned by Tracy Prigmore) and Emerald Hospitality Group, LLC (managed and beneficially owned by Venuss Gervin). The members will be responsible for approving fundamental transactions of the Company and the day-to-day operations of the Company.

Distributions

Distributions of Distributable Cash (defined below) will be made in accordance with the terms of the Company Agreement. Distributable Cash shall be prorated for any time period for which distributions are being made in which members were not members of the Company for the entire period of time.

"**Distributable Cash**" means all cash of the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

Distributable Cash will come from two sources: Company operations and capital transactions. Distributable Cash shall be segregated based upon each Investor Class's (Class A, Class B, and Class C) Unit Percentage Share. "**Unit Percentage Share**" means, as to each Investor Class, the percentage of total Capital Contributions made by each respective Investor Class multiplied by the amount of Distributable Cash available for a particular distribution. For purposes of illustration, if $20,000 were available for distribution as Distributable Cash, and total Investor Class Capital Contributions for Investor Units were $100,000, and total Class A Capital Contributions were $35,000, the Class A Unit Percentage Share would be $7,000 ($35,000 / $100,000 = 35%; 35% x $20,000 = $7,000). Generally, Class C members will receive from the Class C Unit Percentage Share a cumulative, non-compounding preferred return of 7% followed by 70% of remaining Distributable Cash. Please review the Company Agreement attached as Exhibit C for full distributions terms.

Voting

The Membership Interests offered herein are non-voting shares of Class B common stock. Each holder of Class A common stock has one vote per share of record by such holder.

Transfer Restrictions

Pursuant to Rule 501 of Regulation CF, securities issued in a transaction exempt from registration pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- To the issuer of the securities;

- To an accredited investor;

- As part of an offering registered with the Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Additionally, securities purchased pursuant to Regulation CF constitute "restricted securities," as that term is defined in Rule 144, promulgated under the Securities Act, and cannot be resold unless such resale is registered under the Securities Act and applicable state securities laws or is exempt from such registration provisions. Even if Securities purchased in this Offering are eligible for resale, there is no trading market for such securities, and none is likely to develop.

MANAGEMENT AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held	Term of Office
Tracy Prigmore[1]	Manager of TLT Solutions	November 2024 - Present
Venuss Gervin[2]	CFO/Treasurer	November 2024 - Present

(1) Tracy Prigmore is the manager of TLT Solutions, LLC, which is one of the managing members of the Manager.

(2) Venuss Gervin is the manager of Emerald Hospitality Group, LLC, which is one of the managing members of the Manager.

TLTsolutions, LLC:

Tracy L. Prigmore is an award-winning executive and the founder of TLTsolutions, a real estate investment and development firm that provides unparalleled access and insight to alternative investments. Tracy's mission is to empower



people to build generational wealth, and through TLTsolutions she creates opportunities for individuals, families and entities to obtain passive income by investing in residential, multifamily and hotel projects.

As the sponsor for real estate investments, Tracy works with property management to maximize the value of each asset. She has a sterling record of bringing real estate ventures to life and maximizing their financial performance through sound asset management, as well as disciplined investment and renovation strategies. Currently, TLTsolutions has multi-million-dollar portfolio of real estate assets under management in four states. The firm's most recent acquisition is a luxury inn, winery on a 40-acre vineyard estate in California and is currently constructing a 90 room Tru by Hilton and creating a boutique hotel brand. With the Prosperity Fund I focused on lodging properties; TLTsolutions is actively pursuing acquisitions, redevelopment, and new construction projects.

Chosen as Person of the Year by LODGING in 2021, recognized by International Hospitality Institute (IHI) in 2022 as one of the 100 Most Powerful People in Global Hospitality, as well as an Influential woman in hospitality by Hotel Management; Tracy is the creator of She Has a Deal, an EdTech platform, real estate investment accelerator and ecosystem that creates new pathways to commercial real estate ownership and development for women and BIPOC. She Has a Deal's renowned Hotel Investment Pitch Competition, SHaDPitch, is creating a pipeline of women owners and developers by preparing them to become sponsors and lead hotel investment projects. TLTsolutions recently established SHaD Prosperity Fund I and is raising capital to fund the women led projects originating from the pitch competition and the She Has a Deal platform.

Prior to entering real estate development, Tracy spent 25 years as a healthcare executive and held senior leadership roles in strategic planning, business development and operations for three of the nation's largest healthcare systems.
Tracy serves on the Board of the Association of Black Estate Planning Professionals (ABEPP). She is also a founding member of the BOW Collective and the Fund Manager for the BOW Fund, a venture capital fund that invests in founders who face difficulties in obtaining traditional sources of capital. Tracy resides in Northern Virginia with her husband Derrick and their 12-year-old son Noah. See more details about her experience for the last 3 years below.

Title: Founder and Managing Partner
Company: TLTsolutions, LLC
Dates of Service: 2006 - Present
Location: Tysons Corner, VA
Responsibilities: Responsible for the overall direction and leadership of the company. Set the strategic direction, goals and objectives for the TLTsolutions and its subsidiary companies She Has a Deal; Canza Management; and the SHaD Project.

Emerald Hospitality Group, LLC

Venuss Gervin managers Emerald Hospitality Group, LLC. With professional backgrounds in both engineering and architecture, Venuss is a highly skilled licensed architect with a proven track record of delivering new buildings to the built environment. Over the course of a 20-year professional career as an architect, Venuss has a wide range of architectural and construction related experience, ranging from new athletic facilities to hotel and resort expansions to the adaptive reuse of old and historic buildings. Venuss holds a Bachelor's Degree in Industrial Engineering from Northwestern University and a Master's Degree in Architecture from Georgia Institute of Technology. She currently resides in Atlanta, Ga – the city where she was born & raised. Below is a summary of the Ms. Gervin's business experience for the last 3 years:

Title: Founder and Managing Member
Company: Emerald Hospitality Group, LLC
Dates of Service: April 2024-present
Location: Atlanta, GA
Responsibilities: Manage all aspects of the real estate syndication process for hospitality assets, including adaptive reuse of existing buildings. Manage all aspects of identifying investment opportunities, organizing the deal structure, raising capital, facilitating the design and renovation process and managing the asset to deliver the best overall investment returns for investors.

Title: Senior Project Architect
Company: Cooper Carry, Inc.
Dates of Service: March 2015-Present
Location: Atlanta, GA
Responsibilities: Licensed Senior Architect with 20+ years of experience managing all architectural aspects of a construction project, including the design, feasibility, production of construction documents and specifications and overseeing the construction process for various building types.

Indemnification

Generally

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law and the Company's bylaws. The Company will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Company or any predecessor of the Company, or serves or served at any other enterprise as a director or officer at the request of the corporation or any predecessor to the corporation.

Disclosure of SEC Position on Indemnification for Securities Liabilities

The Company's Company Agreement, subject to the provisions of Delaware law, contain provisions which allow the corporation to indemnify its managers, officers, and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

MANAGER'S COMPENSATION

The following fees below may be paid to our Manager:

Acquisition Fee: The Manager, its affiliates, or its designated assigns shall earn an acquisition fee of two percent (2%) of the acquisition and construction costs for each Property acquired by the Company. This fee is for their efforts in conducting due diligence and making this investment opportunity available to investors. If an acquisition fee is earned for a particular Property, a development fee shall not also be paid.

Development Fee: The Manager, its Affiliates, or its designated assigns shall earn a development fee of five percent (5%) of total project costs for each Property which is developed from ground-up and shall be paid monthly as funds are expended. This fee is for their efforts in managing the development of the Property. If a development fee is earned for a particular Property, an acquisition fee shall not also be paid.

Construction Management Fee: The Manager, its Affiliates, its designated assigns, and/or a third-party will receive a construction management fee for management of construction for each Property. The fee will be commensurate with local market rates as determined by the Manager.

Asset Management Fee: As compensation for organizing the Company and ongoing administrative and management services provided, the Manager, its affiliates, or its designated assigns will receive an annual asset management fee of two percent (2%) of the gross revenue from the operation of the Properties, calculated and paid in arrears on a quarterly basis.

Disposition Fee: Upon sale of the Properties, the Manager, its affiliates, or its designated assigns shall earn a disposition fee equal to one percent (1%) of the sales price for each Property sold. This fee is for their efforts in negotiating the disposition of the Properties.

Refinancing Fee: Upon the closing of any new financing of the Properties, the Manager, its affiliates, or its designated assigns shall earn a refinancing fee of one percent (1%) of the loan amount. This fee is for their efforts in applying for and securing finance proceeds.

Property Management Fee: The Manager, its affiliates, its designated assigns, and/or a third-party property manager will receive a property management fee. If managed by the Manager or an Affiliate, the fee will be three percent (3%) of the monthly gross revenue from the Properties. If managed by a third-party, the fee will be commensurate with local market rates.

Reimbursement of Expenses; Fees for Professional Services: The Manager or its affiliates will receive reimbursement of reasonable expenses paid or incurred by the Manager or its affiliates in connection with the Company's operations, including any legal, financial and tax reporting, and accounting costs, and any advances relating to the properties including design professional services (architects, interior designers, engineers, etc.), which may be paid from capital contributions, operating revenue, or reserves. The Manager may also reimburse Members of the Company for such expenses incurred by them in connection with the Company's operations, as decided in the Manager's sole discretion. In addition, the Manager or its affiliates will be reimbursed the fair value for provision of services to the Company at reasonable commercial rates on either an hourly or per-service basis, as permitted by Section 6.3 of the Company Agreement.

CAPITAL STRUCTURE AND OWNERSHIP

Capitalization

The Company is authorized to issue four classes of Membership Interests, which includes Class A, Class B, Class C, and Class M Membership Interests. The Membership Interests are represented by Units. The Company is authorized to issue as many Membership Interests as needed to fund its operations, as determined in the sole discretion of the Manager. As of the date of this Annual Report, the Company had 38,000 Class A, 2,500 Class B, 4,823.2335 Class C, and 100 Class M Membership Interests outstanding. The Investor Class Membership Interests collectively comprise 70% and Class M Membership Interests comprise 30% of the ownership interests of the Company.

Beneficial Ownership

As of the date of this offering statement, no persons beneficially hold more than twenty percent (20%) of the Company's voting securities, calculated on the basis of voting power.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this offering statement, the Company had no outstanding options, SAFEs, convertible notes, or warrants.

Outstanding Debt

Lender: Chartway Credit Union
Outstanding Amount: $9,900,000
Interest Rate: 7.25% per annum
Maturity Date: March 31, 2036

Previous Offerings of Securities

The Company issued 100 Class M Membership Interests to the Manager of the Company on November 14, 2024 for services provided.

The Company has an open offering exempt from registration through Regulation D, Rule 506(c) for the sale of Class A, Class B, and Class C Membership Interests. The offering commenced on December 12, 2024. As of the date of this offering statement, 38,000 Class A, 2,500 Class B, and 4,099.2335 Class C Membership Interests have been sold through that offering.

The Company sold a total of 724 Class C Membership Interests pursuant to its offering exempt from registration pursuant to Regulation CF. The Company finished raising under this offering on January 26, 2026.

DESCRIPTION OF BUSINESS

Description of the Business

The Company was formed to acquire, develop, and operate one or more specific hospitality properties. The Company is currently targeting The first project is the acquisition of an assisted living facility called The Peridot which is located at 425 Country Club Dr., Stockbridge, GA 30281. It is a 3-story interior corridor 35,000 sq. ft. facility located on approximately 7-acres. The Company plans to acquire the property for a purchase price of approximately $6,800,000 with anticipated closing costs of $1,595,088. The purchase and sale agreement was entered into by an affiliate of management and will be assigned to the Company prior to closing. A copy is attached as Exhibit 6. The Company intends to convert the property into a 60 key hotel, although the final number of keys are subject to finalization of construction plans and may change. Total renovation costs for the conversion are estimated at $3,531,662 with additional soft costs estimated at $1,718,338. The total equity needed for the project is estimated at $3,411,272 with the Company anticipating third party financing in the amount of $10,233,816. The Company is planning a 10-12 month construction schedule and anticipates up to a 6-year hold for the property, subject to the Manager's discretion.

Governmental/Regulatory Compliance

A company engaged in the manufacture and sale of nanomolecular gas purification membrane products for the petrochemical industry may be subject to a wide array of regulations spanning environmental protection, workplace safety, export controls, and materials handling. Environmental regulations, such as those enforced by the U.S. Environmental Protection Agency (EPA) or equivalent global bodies, may apply to the use, disposal, and lifecycle impacts of the nanomaterials involved. If membrane production involves hazardous chemicals or emissions, the Company or its subsidiaries may need permits under the Clean Air Act, Resource Conservation and Recovery Act (RCRA), or Toxic Substances Control Act (TSCA). Further, nanomaterials may be subject to specific risk assessments if classified as potentially toxic or environmentally persistent.

Because the Company serves the petrochemical industry, its products may be considered dual-use technologies, subject to export control laws such as the Export Administration Regulations (EAR) under the Bureau of Industry and Security (BIS). This is especially relevant if the membrane products are highly specialized or could have defense or critical infrastructure applications. The Company may need to obtain licenses or comply with international trade agreements, particularly if shipping to countries subject to sanctions or export restrictions. These regulations could significantly impact the company's supply chain, customer base, and overall market access.

Transfer Agent

The Company has engaged an affiliate of its Intermediary, DealMaker Transfer Agent LLC, to provide transfer agent services.

Litigation

The Company is not aware of any current or threatened litigation.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and

the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

If our Manager fails to attract and retain its key personnel, the Company may not be able to achieve its anticipated level of growth and its business could suffer.

The Company's future depends, in part, on our Manager's ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom could be difficult to replace.

The Company has limited operating history for investors to evaluate.

The Company was recently formed and has not generated any revenues and has limited operating history upon which prospective investors may evaluate its performance. No guarantee can be given that the Company will achieve its investment objectives.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Interests.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

The Company will be subject to those general risks relating to the ownership of real estate.

The Company will be subject to those general risks relating to the ownership and operation of real estate. The Company's economic success will depend upon the results of operations of the Properties, which will be subject to those risks typically associated with such asset class. Fluctuations in operating expenses and tax rates can adversely affect operating results or render the sale or refinancing of the Properties difficult or unattractive. Certain expenditures associated with the Properties will be fixed (principally mortgage payments, if any, and real estate taxes) and will not necessarily decrease due to events adversely affecting the Company's income from the operation of the Properties. No assurance can be given that certain assumptions as to the future profits from such operations will be accurate, since such matters will depend on events and factors beyond the Company's and the Manager's control. These factors include, among others:

- adverse changes in local and national economic conditions;

- changes in the financial condition of buyers and sellers of similar properties;

- changes in the availability of debt financing and refinancing;

- changes in the relative popularity of the Properties and in real estate as an investment class;

- changes in interest rates, real estate taxes, operating expenses, and other expenses;

- changes in market capitalization rates;

- changes in utility rates;

- development and improvement of competitive properties;

- ongoing capital improvement and repair requirements;

- risks and operating problems arising out of the presence or scarcity of certain construction materials;

- environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

- physical destruction and depreciation of property and equipment;

- damage to and destruction of the Properties, or any improvements or personal property located thereon;

- acts of God;

- changes in availability and cost of insurance;

- unexpected construction costs;

- increases in the costs of labor and materials;

- materials shortages; and

- labor strikes.

The consideration paid for properties may exceed fair market value, which may harm the Company's financial condition and operating results.

The consideration that the Company pays will be based upon numerous factors, and the properties may be purchased in a negotiated transaction rather than through a competitive bidding process. The Company cannot assure anyone that the purchase price that it pays for a property, or its appraised value will be a fair price, that it will be able to generate an acceptable return on such property, or that the location, lease terms or other relevant economic and financial data of any properties that it invests in will meet acceptable risk profiles. The Company may also be unable to rent vacant space at market rates, which would adversely affect its returns on a property. As a result, the Company's investments in properties may fail to perform in accordance with its expectations, which may substantially harm its operating results and financial condition.

The economic success of an investment in the Company will depend to a great extent upon the results of operations of the Properties, some of which are outside the Company's control.

The Properties are subject to those risks typically associated with investments in real estate that produce income based on occupancy and rental revenues. Fluctuations in vacancy rates, room rates, and operating expenses can adversely affect operating results or render the sale or refinancing of the Properties difficult or unattractive. No assurance can be given that certain assumptions as to the future levels of occupancy of the Properties, future room rate appreciation, future cost of capital improvements, or future cost of operating the Properties will be accurate since such matters will depend on events and factors beyond the control of the Company. Such factors include vacancy rates for properties similar to the Properties, financial resources of customers, room rate levels near the Properties, adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, the enactment of unfavorable real estate regulations, and other risks.

The Properties are subject to additional risks that may adversely impact the operating results and the success of the Company.

The Company will generate income from renting rooms on the Properties. Therefore, there are vacancy risks associated with the business plan. In addition, an economic downturn, including increased unemployment rates, may cause the industry to experience a significant decline in business due to a reduction in customers. These and other factors could have a material, adverse effect on the Company's performance. If the Company is unable to acquire additional nightly customers, the operating results of the Properties could be substantially and adversely affected by the loss of revenue and possible increase in operating expenses. There can be no assurance that any unoccupied space at the Properties will be filled, levels of occupancy will be maintained, or the Properties will be substantially occupied. In addition, filling the unoccupied rooms may be achievable only at decreased rates, which would adversely affect the operating cash flow of the Company.

Illiquidity of real estate investments could significantly impede the Company's ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or investments in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations, or fiscal policies of jurisdictions in which the property is located. The Company may be unable to realize its investment objectives by sale, other disposition, or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. An exit event is not guaranteed and is subject to the Manager's discretion.

Rising expenses could reduce cash flow and funds available for future investments.

The Properties will be subject to increases in real estate tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance, administrative and other expenses. If the Company is unable to increase rents at an equal or higher rate or lease properties on a basis requiring the tenants to pay all or some of the expenses, the Company would be required to pay those costs, which could adversely affect funds available for future cash distributions.

Regulatory risks that can affect cash flow for real estate include a range of factors from zoning changes to labor and employment laws.

These risks can have significant impacts on property income and expenses, ultimately influencing the overall financial health and profitability of real estate investments.

Zoning and Land Use Changes: Local governments can alter zoning laws and land use regulations, which can affect the types of developments permitted in certain areas. Changes that restrict property use or impose additional development requirements can limit a property's income potential or increase costs for compliance. For example, a shift from commercial to residential zoning can affect rental rates and tenant demand, thereby impacting cash flow.

Property Tax Changes: Increases in property taxes can have a direct impact on cash flow, as higher taxes reduce net income from rental properties. Property tax assessments can change due to reassessments, changes in local tax rates, or modifications in tax laws. Property owners must monitor these changes and budget accordingly, as sudden increases can strain cash flow and affect profitability.

Environmental and Health Regulations: Compliance with environmental and health regulations can lead to significant expenses, particularly if properties require upgrades or remediation to meet new standards. This includes regulations related to energy efficiency, waste management, and health and safety requirements. Non-compliance can result in fines, legal fees, and costly retrofits, all of which can reduce net income and disrupt cash flow.

Mortgage Lending and Finance Regulations: Regulations affecting mortgage lending practices can influence the cost and availability of financing for real estate projects. Changes in interest rate policies, lending criteria, and financial disclosure

requirements can affect the terms of new loans or refinancing options. Higher borrowing costs or stricter lending conditions can reduce profitability and strain cash flow, particularly for leveraged properties.

Changes in Subsidies and Incentives: Government incentives, such as tax credits and subsidies for affordable housing or energy-efficient upgrades, can significantly affect cash flow. Changes or eliminations of these programs can lead to higher operational costs or reduced income, impacting the financial performance of real estate investments.

Labor and Employment Laws: Regulations related to labor and employment can affect the cost of property management and maintenance. Minimum wage increases, mandatory benefits, and changes in labor practices can increase payroll expenses. These additional costs can strain cash flow, especially for properties that rely heavily on staff for day-to-day operations.

Understanding and mitigating these regulatory risks is essential for maintaining healthy cash flow in real estate operations. Real estate investors and operators need to stay informed about regulatory changes, engage in proactive planning, and consider potential impacts when making investment decisions.

The Company must comply with the Americans with Disabilities Act. Under the Americans with Disabilities Act of 1990 (the ADA), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. A determination that a property is not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. Furthermore, substantial modifications made in order to comply with the ADA may negatively affect the Company's ability to make cash distributions to its members.

Improvement of the Properties will involve significant construction work, which involves various risk factors that can impact the successful completion and profitability of a project.

These risk factors include:

- Market Risk: Fluctuations in real estate market conditions can affect demand for the completed Properties, leading to potential delays in sales or lower selling prices. Economic downturns can reduce demand for the completed Properties, which would affect the Company's ability to sell the Properties.

- Financial Risk: Insufficient funding or cash flow issues can lead to project delays, cost overruns, or even project abandonment. Interest rate fluctuations can impact borrowing costs and profitability. Inadequate financial planning and budgeting can lead to cost overruns and negatively affect a project's profitability.

- Construction and Design Risk: Poor project planning and design can lead to construction delays and increased costs. Design flaws or changes can result in construction rework, causing delays and cost overruns which could affect the overall profitability of a project. Availability of skilled labor and materials can also impact the construction schedule and costs.

- Regulatory and Legal Risk: Delays or complications in obtaining necessary permits and approvals can lead to project delays and increased costs. Zoning changes or other regulatory issues can impact the feasibility of the project. Legal disputes, such as contract disputes or litigation, can lead to delays, increased costs, and reputational damage to the Company.

- Environmental and Sustainability Risk: Environmental contamination or other environmental issues can lead to costly cleanup efforts and delays. Changes in environmental regulations can impact project design and construction methods, potentially leading to increased costs.

- Political and Geopolitical Risk: Political instability, changes in government policies, or geopolitical events can affect the project's viability and profitability.

- Technology and Innovation Risk: Incorporating new technologies or construction methods without proper understanding or testing can lead to implementation challenges and delays. Technological disruptions or changes can impact project timelines and costs.

- Health and Safety Risks: Inadequate safety measures can result in accidents, injuries, or fatalities, leading to legal and financial consequences.

The Company may experience liability for environmental issues.

Under various federal, state and local environmental and public health laws, regulations and ordinances, the Company may be required, regardless of knowledge or responsibility, to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases (including in some cases natural substances such as methane or radon gas) and may be held liable under these laws or common law to a governmental entity or to third-parties for property, personal injury or natural resources damages and for investigation and remediation costs incurred as a result of the real or suspected presence of these substances in soil or groundwater beneath the Properties. These damages and costs may be substantial and may exceed the insurance coverage the Company has for such events.

Risks associated with disruption of travel or reduction of interest in travel or other hospitality services due to acts of terrorism, war, natural and man-made disasters, disease outbreaks, and weather may negatively affect the Company.

As the ability of a hospitality property to generate income partially depends on potential customers' ability and willingness to travel, events which disrupt travel or reduce willingness to travel or interest in patronizing hospitality properties may negatively impact the value or income generated by the Properties. Such potential events include, but are not limited to, terrorist attacks, security alerts, war, uprisings, natural and man-made disasters such as major fires, floods, hurricanes, earthquakes and oil spills, pandemics, or other disease outbreaks, and severe or inclement weather.

Competition is a significant risk factor for the hospitality industry.

The sector is highly competitive, with various businesses vying for market share and customer loyalty. The intense competition poses several challenges and risks for hospitality establishments, including:

- Price Wars: Intense competition can lead to price wars, where hotels and other hospitality businesses reduce their rates to attract guests. This can result in lower profit margins and may not be sustainable in the long term.

- Market Saturation: In some areas, the hospitality market may become saturated with an excessive number of hotels, restaurants, or other establishments. This oversupply can lead to decreased occupancy rates and increased competition for customers.

- Brand Dilution: As more hotels and businesses enter the market, brand differentiation becomes critical. If hospitality brands fail to stand out and communicate a unique value proposition, they risk diluting their brand identity and losing market share.

- Customer Loyalty Challenges: Loyalty programs and repeat business are vital for the hospitality industry. Intense competition can make it difficult to retain loyal customers, as competitors may offer attractive incentives or promotions to lure them away.

- Innovation Pressure: To stay competitive, hospitality businesses need to continuously innovate and offer new services or amenities. Failure to keep up with evolving customer preferences and trends can lead to losing market relevance.

- Marketing and Advertising Costs: In a competitive market, businesses may need to invest heavily in marketing and advertising to attract customers and stand out from their competitors. This can strain the budget and impact profitability.

- Changing Consumer Preferences: Customer preferences and travel trends can change rapidly. Businesses that do not adapt to these changes risk losing market share to more agile competitors.

- Online Travel Agencies (OTAs) Dominance: Online travel agencies like Booking.com and Expedia hold significant power in the hospitality industry. Relying too heavily on OTAs can reduce direct bookings and erode profit margins due to high commission fees.

- New Entrants: New and innovative entrants in the market can disrupt established hospitality businesses. These newcomers may offer unique experiences, technology-driven solutions, or competitive pricing.

- Economic Conditions: Economic downturns can exacerbate competition in the hospitality industry. During periods of financial stress, businesses may compete more fiercely for a smaller pool of customers.

The hospitality industry is increasingly reliant on technology to provide services, manage operations, and store sensitive guest data.

This dependence on technology makes the industry vulnerable to various cybersecurity threats. These threats include, but are not limited to, the following:

- Data Breaches: Data breaches are a severe concern for the hospitality industry. Hotels collect and store a vast amount of guest information, including names, addresses, contact details, payment card information, and travel preferences. Cybercriminals may target this data for financial gain, identity theft, or selling it on the dark web.

- Ransomware Attacks: Ransomware is a type of malware that encrypts a hotel's critical data, rendering it inaccessible until a ransom is paid. A successful ransomware attack can disrupt hotel operations, lead to financial losses, and damage the hotel's reputation.

- Point-of-Sale (POS) Attacks: Cybercriminals may target the hotel's POS systems to steal credit card data or conduct fraudulent transactions. Weak security measures in POS systems can make hotels susceptible to these attacks.

- Phishing and Social Engineering: Phishing attacks involve using deceptive emails, messages, or phone calls to trick hotel staff into revealing sensitive information or login credentials. Social engineering attacks manipulate employees into providing access to secure systems or divulging confidential data.

- Insider Threats: Employees with access to sensitive data may pose a risk to the hotel's cybersecurity. Insider threats can be accidental, such as unintentional data leaks, or malicious, where employees deliberately steal or compromise data.

- Internet of Things (IoT) Vulnerabilities: Many hotels now incorporate IoT devices like smart locks, thermostats, and room controls. Inadequate security measures can expose these devices to hacking, potentially affecting guest safety and privacy.

- Third-Party Vendor Risks: Hotels often work with various third-party vendors for services like reservations, payment processing, and data storage. If these vendors have weak cybersecurity measures, they can become an entry point for attackers.

- Unsecured Wi-Fi Networks: Hotels provide Wi-Fi services to guests, but if the network is poorly secured, hackers can intercept data transmitted over the network or launch man-in-the-middle attacks.

- Lack of Employee Training: Insufficient cybersecurity awareness among hotel employees can lead to unintentional security breaches, such as falling for phishing scams or weak password practices.

- Compliance and Data Protection Regulations: Non-compliance with data protection regulations, such as the General Data Protection Regulation (GDPR) or the California Consumer Privacy Act (CCPA), can lead to significant fines and reputational damage.

The Company may be subject to risks associated with respect to a franchise brand and to costs associated with maintaining a franchise license.

We expect that we may purchase or develop hospitality properties that will operate under franchise agreements. We are therefore subject to the risks associated with concentrating hospitality real estate investments in franchise brands, including reductions in business following negative publicity related to one of the brands or the general decline of a brand.

The maintenance of the franchise license for a Property is subject to the franchisors' operating standards and other terms and conditions. Franchisors periodically inspect properties to ensure that we and our management companies follow their

standards. Failure by us or one of our third-party management companies to maintain these standards or other terms and conditions could result in a franchise license being canceled. If a franchise license is cancelled due to our failure to make required improvements or to otherwise comply with its terms, we also may be liable to the franchisor for a termination payment, which varies by franchisor and by property. As a condition of maintaining a franchise license, a franchisor could require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. We may risk losing a franchise license if we do not make franchisor-required capital expenditures.

If a franchisor terminates the franchise license or the license expires, we may try either to obtain a suitable replacement franchise or to operate the Property without a franchise license. The loss of a franchise license could materially and adversely affect the operations and the underlying value of the Property because of the loss of associated name recognition, marketing support and centralized reservation system provided by the franchisor and adversely affect our revenues. This loss of revenue could in turn adversely affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our limited partners.

Risks associated with disruption of travel or reduction of interest in travel or other hospitality services due to Acts of terrorism, war, natural and man-made disasters, disease outbreaks, and weather may negatively affect the Company.

As the ability of a hospitality property to generate income partially depends on potential customers' ability and willingness to travel, events which disrupt travel or reduce willingness to travel or interest in patronizing hospitality properties may negatively impact the value or income generated by one or more properties. Such potential events include, but are not limited to, terrorist attacks, security alerts, war, uprisings, natural and man-made disasters such as major fires, floods, hurricanes, earthquakes and oil spills, pandemics, or other disease outbreaks, and severe or inclement weather

Many hospitality properties experience seasonal demand fluctuations, especially in tourist destinations.

Properties may thrive during peak seasons but struggle to maintain profitability during off-peak times. Seasonal variability can lead to significant revenue fluctuations. During peak seasons, hotels may enjoy high occupancy rates and increased revenue, while off-peak seasons may result in lower occupancy and reduced income. This revenue volatility can make it challenging to plan and budget effectively. In addition, operating costs, such as staff wages, utility expenses, and maintenance, are relatively fixed and may remain consistent throughout the year. During off-peak seasons, these costs can become a more significant burden on a hotel's finances, as they may not be fully offset by lower revenue. The hospitality industry heavily relies on skilled and dedicated staff. Labor shortages or escalating labor costs can strain profitability and impact service quality. Fluctuating revenues can lead to cash flow pressures for hotel owners, especially if they do not have sufficient reserves to cover expenses during the low season. To attract guests during off-peak periods, hotels often need to invest in marketing and promotional campaigns. These expenses can add to the financial burden, particularly if the return on investment is not significant.

The seasonality of hotel demand can impact profitability. Hotel owners may struggle to maintain profitability during off-peak periods when occupancy rates are low, making it difficult to cover fixed costs and generate profit. Hotels often need to adjust their staff levels based on seasonal demand. The Company may also experience workforce management challenges. Hiring and training staff for peak seasons and then laying them off during low seasons can create challenges and impact staff morale. In addition, consumer preferences and expectations in the hospitality industry evolve rapidly. Failure to adapt to changing trends can lead to declining guest satisfaction and declining revenues. Seasonal variability can also limit the ability of a hotel to expand and grow consistently throughout the year. Expansion plans may need to be tailored to accommodate seasonal demand or revenue may suffer.

Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions.

Real estate is generally a long-term investment that cannot be quickly converted to cash and the Company may not be able to liquidate the Properties promptly in response to economic or other conditions, if necessary, which could affect the investors' ability to realize a return on their investment. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

To the extent climate change causes changes in weather patterns, a Property could experience increases in storm intensity and rising sea-levels causing damage to our Properties and result in higher vacancy. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our Properties in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

Real estate projects may suffer losses that are not covered by insurance.

Material losses to a Property may occur in excess of insurance proceeds with respect to a Property as insurance proceeds may not provide sufficient resources to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, earthquakes, floods, hurricanes, pollution, environmental matters, mold, or terrorism, which are either uninsurable or not economically insurable, or may be insured subject to limitations such as large deductibles or co-payments. If an uninsured loss or a loss in excess of insured limits occurs on a Property, the Company could lose anticipated future revenues.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our investors' investments.

The Company intends to incur debt to acquire, develop, and renovate the Properties. While investors will not be personally liable for these obligations, and our Manager may issue personal guarantees that these obligations will be repaid, the Company is ultimately responsible for paying off these debts. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our investors' investments.

The Properties may be subject to foreclosure if a default under any mortgage loan occurs.

Any mortgage loan secured by a Property will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If a senior mortgage lender declares a loan to be immediately due and payable, the Company will have the obligation to immediately repay the loan in full. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing its entire investment.

The Properties or a portion of the Properties could become subject to eminent domain or a condemnation action.

Such an action could have a material, adverse effect on the marketability of the Properties and any returns therefrom.

Future changes in land use and environmental laws and regulations, whether federal, state, or local, may impose new restrictions on the Properties.

The Company's ability to sell a Property as intended may be adversely affected by such regulations, which could affect returns therefrom.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

The Properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for distributions to investors.

The failure of a Property to be sold at a profit would most likely preclude our investors from realizing an attractive return on their interest ownership.

There is no assurance the Properties will ever be sold at a profit. The marketability and value of the Properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the Properties since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, which are beyond our control. We cannot predict whether we will be able to sell the Properties for a certain price, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find willing purchasers.

The Company may experience liability for alleged or actual harm to third parties and costs of litigation.

Owning the Properties subjects the Company to the risk of lawsuits filed by tenants, past and present employees, contractors, competitors, business partners, and others in the ordinary course of business. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time-consuming. We may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could result in substantial losses to the Company. Even if the Company is successful, there may be substantial costs associated with the legal proceeding, and our Manager may be delayed or prevented from implementing the business plan of the Company.

Due diligence may not uncover all material facts.

We will endeavor to obtain and verify material facts regarding the Properties; however, it is possible that we will not discover certain material facts about the Properties.

The hospitality industry is particularly susceptible to various risks during a pandemic or health crisis.

The COVID-19 pandemic, in particular, has highlighted some of the significant risks faced by the hospitality sector. During a pandemic, travel restrictions, quarantine measures, and fear of infection can lead to a significant decline in travel demand. Fewer people are willing or able to travel for leisure or business, resulting in lower occupancy rates and reduced revenues for hotels. With sudden changes in travel plans due to a pandemic, hotels may face an influx of cancellations and requests for refunds. This can put a strain on their cash flow and operational stability. In addition, the hospitality industry must prioritize the health and safety of guests and staff during a pandemic. Implementing and enforcing strict health protocols may require additional resources and investment in protective equipment, sanitization, and training. Also, pandemic-related restrictions may force hotels to suspend or alter certain services and amenities, impacting guest satisfaction and overall experience. Pandemics can also lead to labor shortages due to sick leave, fear of infection, or government restrictions on travel and work. Finding and retaining skilled employees can become challenging during such times. Furthermore, the hospitality industry relies on a complex supply chain for various goods and services. Disruptions in the supply chain due to lockdowns, transportation restrictions, or closures of suppliers can affect hotel operations. Even after a pandemic subsides, the recovery process for the hospitality industry may be slow and challenging. Changes in consumer behavior and travel preferences may persist, requiring hotels to adapt their business models. If another pandemic were to occur, it could severely negatively affect the performance of the Company.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company or Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft

or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

To the extent the Company directly processes customer/tenant information rather than through a third-party business platform, security breaches of confidential customer information, in connection with the Company's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect its business.

The Company in the course of business may require the collection, transmission, and retention of personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom it contracts to provide services. The integrity and protection of that data is critical. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer/tenant and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of its service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers'/tenants' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims, or proceedings.

Non-compliance with certain securities regulations may result in the liquidation and winding up of the Company.

We are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended ("Investment Company Act"), and none of Our Manager nor its or members is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Investment Advisers Act"), and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We and Our Manager have taken the position that the Properties are not a "security" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus Our Manager will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or Our Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

Our Company Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of our Manager.

Our Company Agreement provides that our Manager, in exercising its rights in its capacity as Manager, will be entitled to consider only such interests and factors as it desires and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our Company Agreement, the Delaware Limited Liability Company Act, or under any other law, rule or regulation or in equity.

Conflicts may exist among our Manager and its employees or affiliates.

Our Manager will engage with, on behalf of the Company, a number of brokers, asset sellers, insurance companies, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our Manager and not the Company nor the Company. Our Manager may be incentivized to choose a service provider or seller based on the benefits they are to receive.

We do not have a conflicts of interest policy.

The Issuer, our Manager and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Conflicts may exist between service providers, the Company, our Manager and their affiliates.

Our service providers may provide services to our Manager, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Interests.

The terms of our Company Agreement make it difficult to end our relationship with our Manager.

Under the terms of our Company Agreement, the Manager may only be removed for *"good cause"* upon a vote of seventy-five percent (75%) of the Membership Interests (excluding those held by the Manager and its affiliates).

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Joint Venture Risks

While the Company currently does not intend to joint venture on any projects, it may elect to do so in the discretion of the Manager. Doing so may subject the Company to additional risks which may include, but not be limited to, the following risks below.

The Company and its members may be highly dependent on a joint venture partner with whom they choose to work.

The Company may enter into a joint venture, and the Company, its members, and the Manager would be highly dependent on that joint venture partner to operate efficiently, quickly, and within budget. If the joint venture partner is not reliable in this regard, Members may experience a loss.

The terms of a joint venture agreement or other joint ownership/co-investor arrangements into which the Company may enter could impair operating flexibility and results of operations.

In connection with the purchase of properties, the Company may enter into a joint venture with an unaffiliated partner. This structure involves participation in the investment by outsiders whose interests and rights may not be the same as the Company's. The joint venture partner may have rights to take some actions over which the Company has no control and may take actions contrary to the interests of the Company. Joint ownership of an investment, under certain circumstances, may involve risks not associated with direct ownership of such investment, including, without limitation, the following:

• a partner or co-investor might have economic and/or other business interests or goals which are unlike or incompatible with the business interests or goals of the Company, including inconsistent goals relating to the sale of the Operating Companies held in a joint venture and/or the timing of the termination and liquidation of the venture;

- such partners may become bankrupt and such proceedings could have an adverse impact on the operation of the Company or joint venture;

- the Company may incur liabilities as the result of actions taken by the joint venture partner in which there was no direct involvement; and such partner may be in a position to take action contrary to instructions from the Company or requests or contrary to the Company's policies and objectives or fail to take actions as instructed.

Co-investments with other parties will result in additional risks.

It is possible that a co-investor or joint venture partner would be unable to pay its share of costs, which could be detrimental to the Company's investment unless an alternative source of capital could be obtained. In the event a third-party co-investor were to become bankrupt, third-party creditors could become involved in the project affairs. In addition, the co-investor could have economic or business interests or goals which are, or which may become inconsistent with the Company's business interests or goals. Furthermore, a co-investor or joint venture partner could engage in fraud or willful misconduct which could negatively impact the Company. This may include misappropriation of assets, financial statement fraud, regulatory non-compliance, misuse or theft of intellectual property, making false or inflated expense claims, and other acts.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been reviewed or audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Although the Company will generally invest the net proceeds of the offering into purchasing, improving, and developing the Properties, our Manager of the Company has broad discretion in how to utilize them.

Our Manager will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the

Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Interests may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering.

We are offering securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our securities and more than the target amount of offered securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations or assets acquired.

The Company is relying on other financing sources outside of this Offering to fully fund the project.

The funds raised in this offering will be insufficient to accomplish he Company's business plan. The Company intends to raise funds from other sources and to obtain debt financing. If insufficient funds are raised, the Company may be required to seek alternative financing. Failure to do so could result in a failure to fully fund the projects and a potential loss for investors.

The Company has a number of consultants who intend to assist with capital raising for this Offering.

Besides assisting with various operational aspects of the Company and its business plan, the Company may have its members of the Manager assist with capital raising activities and they intend to meet the non-exclusive safe harbor for exemption from the broker-deal licensing requirements through the "issuer exemption" under Section 3a4-1 of the Securities Exchange Act of 1934Section 3a4-1 of the Securities Exchange Act of 1934. If it is found that they do not meet the requirements of the non-exclusive safe harbor and are otherwise considered acting as unlicensed broker-dealers, the Company and these members could be subject to fines and other penalties and the Company could be forced to offer its investors a right of recission and a return of their investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, Investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit the ability of Investors to bring claims in judicial forums that they find favorable to such disputes, may increase Investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Investors waive the right to a trial by jury.

When investing with the Company and signing the Subscription Agreement, in any dispute with the Company, investors agree to waive the right to trial by jury. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator or a judge in a "bench trial" rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. A judge may be more neutral but also more focused on strict legal interpretations. In addition, judges may have unconscious biases or be influenced by

previous similar cases, and their decision-making is not as varied as a jury panel. Judges often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions. With a judge trial, appeals often focus more on errors of law rather than factual determinations, making it harder to contest certain aspects of the verdict. This waiver may not apply to claims under the Securities Act or the Exchange Act.

The Company intends to make multiple securities offerings which increases its risk of litigation.

The rise in litigation tied to multiple security offerings is a growing trend, fueled by increased regulatory scrutiny, complex financial structures, and the push for transparency in financial markets. When companies offer securities in multiple offerings, the complexity of managing these offerings can lead to potential oversights and misrepresentations, which, in turn, can result in legal challenges. Investors often claim that they were misled or inadequately informed about the risks or terms associated with particular offerings. This increased legal risk is particularly prevalent in sectors with intricate financial products or where companies are rapidly expanding, as the lack of detailed disclosures or inconsistencies in documentation can lead to allegations of securities fraud. As a result, companies must remain diligent in their disclosures and compliance practices, ensuring that each security offering adheres to strict standards to mitigate the potential for costly litigation.

Handling multiple security offerings can significantly strain management's time and resources, diverting attention from core business operations and strategic initiatives.

Each security offering requires extensive planning, regulatory compliance, and clear communication with investors. The need to prepare detailed disclosures, manage legal considerations, and coordinate with financial advisors and underwriters creates a complex landscape for management to navigate. Additionally, the ongoing reporting and oversight required for multiple securities demand dedicated resources to ensure accuracy and transparency, particularly to meet regulatory standards and avoid potential litigation. This extensive process often monopolizes management's time and attention, limiting their capacity to focus on long-term growth strategies, operational efficiency, and product or service innovation. Consequently, while multiple offerings can attract diverse investment pools, they can also restrict management's agility and reduce the resources available to drive the business forward.

Risks Related to the Securities

The securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the securities have not been registered under the securities Act or under the securities laws of any state or foreign jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $110.00 per Interest price arbitrarily. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment.

Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Securities at the $110.00 offering price (or at any other price), and you risk overpaying for your investment.

The purchase of Interests is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The securities acquired in this offering may be significantly diluted as a consequence of other equity financings.

The Company's equity securities will be subject to dilution via the sale of Interests and through the sale of additional classes of Interests in the Company. In addition, the Company could create and sale membership interests which may have priority over the securities offered in this offering. The Company is offering Membership Interests through a separate offering exempt under Regulation D, Rule 506(c). If Interests are sold through this offering, your Interests will be diluted. The amount of such securities that will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the securities offered herein could be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's economic interests in the Company. The Company is conducting an offering concurrent with this Offering, which securities will have preferential distributions and will have the effect of diluting investors in this Offering.

The purchase prices for the Interests have been arbitrarily determined.

The purchase price for the Interests for this offering has been arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the Company considered factors such as the purchase and development costs of the Properties, the Company's limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by Our Manager and general economic conditions.

There is no guarantee of a return on an Investor's investment.

The Company's business objectives must be considered highly speculative. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public trading market for our securities.

There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.

If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their value, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.

Under Regulation CF, pursuant to which the Interests are being offered, the Interests may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement).

Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.

Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

In addition, there are significant transfer restrictions contained in our Company Agreement that prohibit transfers unless approved by Our Manager, in its sole discretion, and the transferee and transferor have met other conditions established by our Company Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

Financial projections and forward-looking statements may be wrong.

Certain financial projections concerning the future performance of the Properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on Our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from sale of the Properties will be different than the returns anticipated by Our Manager and/or that these returns may not be realized in the timeframe projected by our Manager, if at all.

This offering statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's members are governed by the Company Agreement. Any undefined capitalized terms in this section shall have the meaning set forth in the Company's Company Agreement. Investors should carefully read the Operating Agreement for Company, attached as Exhibit C.

Capital Structure

The Company is authorized to issue Class A, Class B, Class C, and Class M Membership Interests. The Company is authorized to issue as many Membership Interests as needed to fund its operations, as determined in the sole discretion of the Manager. As of the date of this Offering Statement, only 100 Class M Membership Interests are issued and outstanding. They have been issued to SHaD Impetus, LLC, a Delaware limited liability company, the Manager of the Company. Only Class C Membership Interests will be issued through this offering. Class A, Class B, and Class C Membership Interests are being offered concurrently through an offering exempt from registration under Regulation D,

Rule 506(c). The Class A, Class B, and Class C Membership Interests ("Investor Class Membership Interests") collectively comprise 70% and Class M comprises 30% of the Membership Interests of the Company.

Distributions

Distributions of Distributable Cash (defined below) will be made in accordance with the terms of the Company Agreement. Distributable Cash shall be prorated for any time period for which distributions are being made in which members were not members of the Company for the entire period of time.

Distributable Cash means all cash of the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

Distributable Cash will come from two sources: Company operations and capital transactions as follows below. Distributable Cash shall be segregated based upon each Investor Class's (Class A, Class B, and Class C) Unit Percentage Share. "Unit Percentage Share" means, as to each Investor Class, the percentage of total Capital Contributions made by each respective Investor Class multiplied by the amount of Distributable Cash available for a particular distribution. For purposes of illustration, if $20,000 were available for distribution as Distributable Cash, and total Investor Class Capital Contributions for Investor Units were $100,000, and total Class A Capital Contributions were $35,000, the Class A Unit Percentage Share would be $7,000 ($35,000 / $100,000 = 35%; 35% x $20,000 = $7,000).

Distributable Cash from operational cash flow will be distributed as follows:

- From the Class A Unit Percentage Share, the Class A Members shall ratably receive a cumulative non-compounding preferred return of nine percent (9%) per annum, and then seventy percent (70%) of remaining Distributable Cash from the Class A Unit Percentage Share, ratably apportioned according to their Class A Membership Interests.

- From the Class B Unit Percentage Share, the Class B Members shall ratably receive a cumulative non-compounding preferred return of eight percent (8%) per annum, and then seventy percent (70%) of remaining Distributable Cash from the Class B Unit Percentage Share, ratably apportioned according to their Class B Membership Interests.

- From the Class C Unit Percentage Share, the Class C Members shall ratably receive a cumulative non-compounding preferred return of seven percent (7%) per annum, and then seventy percent (70%) of remaining Distributable Cash from the Class C Unit Percentage Share, ratably apportioned according to their Class C Membership Interests.

- Thereafter, the Class M Members shall receive all remaining Distributable Cash, ratably apportioned according to their Class M Membership Interests.

Distributable Cash from capital transactions may be reinvested into additional Company assets in the discretion of the Manager. Distributable Cash from capital transactions not reinvested or from dissolution and liquidation of the Company will be distributed as follows:

- From the Class A Unit Percentage Share, the Class A Members shall ratably receive any accrued but unpaid preferred return, a return of their unreturned capital contributions, and then seventy percent (70%) of all remaining Distributable Cash from the Class A Capital Unit Share, ratably apportioned according to their Class A Membership Interests.

- From the Class B Unit Percentage Share, the Class B Members shall ratably receive any accrued but unpaid preferred return, a return of their unreturned capital contributions, and then seventy percent (70%) of all remaining Distributable Cash from the Class B Unit Percentage Share, ratably apportioned according to their Class B Membership Interests.

- From the Class C Unit Percentage Share, the Class C Members shall ratably receive any accrued but unpaid preferred return, a return of their unreturned capital contributions, and then seventy percent (70%) of all remaining Distributable Cash from the Class C Unit Percentage Share, ratably apportioned according to their Class C Membership Interests.

- Thereafter, the Class M Members shall receive all remaining Distributable Cash, ratably apportioned according to their Class M Membership Interests.

Allocations

Except as otherwise provided in the Company Agreement, profits and losses (including individual items of profit, income, gain, loss, credit, deduction and expense) of the Company will be allocated among the members in a manner such that the capital account balance of each member, immediately after making that allocation, is, as nearly as possible, equal (proportionately) to the distributions that would be made to that member pursuant to Section 12.4 of the Company Agreement if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their fair market value, as reasonably determined by the Manager, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the fair market value of the assets securing that liability), and the net assets of the Company were distributed in accordance with Section 12.4 of the Company Agreement to the members immediately after making that allocation, adjusted for applicable special allocations, computed immediately prior to the hypothetical sale of assets.

In the event that Members are issued Units on different dates, the profits or losses allocated to the members for each fiscal year during which members receive Units will be allocated among the members in accordance with Section 706 of the IRS code, using any convention permitted by law and selected by the Manager. For purposes of determining the profits, losses and individual items of income, gain, loss credit, deduction and expense allocable to any period, profits, losses and any other items will be determined on a daily, monthly, or other basis, as determined by the Manager using any method that is permissible under Section 706 of the Code and the Treasury Regulations. Except as otherwise provided in this Agreement, all individual items of Company income, gain, loss, and deduction will be divided among the members in the same proportions as they share profits and losses for the fiscal year or other period in question.

Management Fees

The following fees below may be paid to our Manager:

Acquisition Fee: The Manager, its affiliates, or its designated assigns shall earn an acquisition fee of two percent (2%) of the acquisition and construction costs for each Property acquired by the Company. This fee is for their efforts in conducting due diligence and making this investment opportunity available to investors. If an acquisition fee is earned for a particular Property, a development fee shall not also be paid.

Development Fee: The Manager, its Affiliates, or its designated assigns shall earn a development fee of five percent (5%) of total project costs for each Property which is developed from ground-up and shall be paid monthly as funds are expended. This fee is for their efforts in managing the development of the Property. If a development fee is earned for a particular Property, an acquisition fee shall not also be paid.

Construction Management Fee: The Manager, its Affiliates, its designated assigns, and/or a third-party will receive a construction management fee for management of construction for each Property. The fee will be commensurate with local market rates as determined by the Manager.

Asset Management Fee: As compensation for organizing the Company and ongoing administrative and management services provided, the Manager, its affiliates, or its designated assigns will receive an annual asset management fee of two percent (2%) of the gross revenue from the operation of the Properties, calculated and paid in arrears on a quarterly basis.

Disposition Fee: Upon sale of the Properties, the Manager, its affiliates, or its designated assigns shall earn a disposition fee equal to one percent (1%) of the sales price for each Property sold. This fee is for their efforts in negotiating the disposition of the Properties.

<u>Refinancing Fee</u>: Upon the closing of any new financing of the Properties, the Manager, its affiliates, or its designated assigns shall earn a refinancing fee of one percent (1%) of the loan amount. This fee is for their efforts in applying for and securing finance proceeds.

<u>Property Management Fee</u>: The Manager, its affiliates, its designated assigns, and/or a third-party property manager will receive a property management fee. If managed by the Manager or an Affiliate, the fee will be three percent (3%) of the monthly gross revenue from the Properties. If managed by a third-party, the fee will be commensurate with local market rates.

<u>Reimbursement of Expenses; Fees for Professional Services</u>: The Manager or its affiliates will receive reimbursement of reasonable expenses paid or incurred by the Manager or its affiliates in connection with the Company's operations, including any legal, financial and tax reporting, and accounting costs, and any advances relating to the properties including design professional services (architects, interior designers, engineers, etc.), which may be paid from capital contributions, operating revenue, or reserves. The Manager may also reimburse Members of the Company for such expenses incurred by them in connection with the Company's operations, as decided in the Manager's sole discretion. In addition, the Manager or its affiliates will be reimbursed the fair value for provision of services to the Company at reasonable commercial rates on either an hourly or per-service basis, as permitted by Section 6.3 of the Company Agreement.

Voting and Control/Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Investor Class Membership Interests (Class A, Class B, and Class C) comprise seventy percent (70%) of the voting Interests of the Company and the Class M Membership Interests comprise the remaining thirty percent (30%), which are held by our Manager. Our Manager manages all the business and affairs of the Company and has full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager deems to be reasonably required to accomplish the business and objectives of the Company.

Unless otherwise specified in the Company Agreement or required by law, any action requiring the approval of the Members may be approved by the vote or written consent of the Members entitled to vote. The approval of the members is required for:

- The removal of the Manager.

- Amending the Company Agreement other than to (i) change the name of the Company or the location of its principal office; (ii) add to the duties or obligations of the Manager; (iii) cure any ambiguity or correct or supplement any inconsistency in the Agreement; (iv) correct any printing, stenographic, or clerical errors or omissions in order that the Agreement shall accurately reflect the agreement among the Members; (v) reflect information regarding the admission of any additional or substitute member; or (vi) comply with the single-purpose-entity or other requirements for any mortgage loan secured by the property, provided in each case that the Manager reasonably determines that such amendment will not subject any member to any material, adverse economic consequences.

- The requirement of additional capital contributions.

- Payment of additional compensation to the Manager or its Affiliates.

- Expulsion of a member.

- Such other matters as are required by the Company Agreement or the Delaware limited liability company act.

Additional Issuances of Securities

Following your investment in the Company, the Company may sell Membership Interests to additional investors, which likely will dilute your percentage ownership of the Company. An investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's ownership

interest in the Company. In addition, the Company could sale additional shares of Class A common stock which would dilute your investment. Such shares could be offered on better or worse terms offered herein.

Conflicts of Interest and Transactions with Related Parties

Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of the management of the Company to its Members. By acquiring Membership Interests in the Company, investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Dilution

The Membership Interests do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an investor may eventually have in the Company. The Company may make equity issuances outside of this Offering, which will dilute the investors in this Offering. Investors should understand the potential for dilution. If the Company issues additional Membership Interests, investors' ownership percentage in the Company will go down, even though the value of the Company may go up. By virtue of your ownership in the Company, you could own a smaller piece of a larger company. This increase in the number of Membership Interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into stock of the Company.

If the Company decides to issue more Membership Interests, an investor could experience value dilution, with each interest being worth less than before, and control dilution, with the total percentage of the Company owned being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest. If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it's important to realize how the value of those Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for the Offering arbitrarily after considering factors such as the Company's assets, projected manufacturing capabilities, its projected revenue, and other factors. The price of the Membership Interests may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

FINANCIAL CONDITION OF THE COMPANY

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Audited financial statements for the Company are attached to this Form C-AR as Exhibit F.

Overview

The Company was formed to pursue its business objectives and was in its development and capital formation stage during the year ended December 31, 2025. During the period, the Company focused primarily on raising capital, establishing its operational infrastructure, advancing project development activities, and deploying capital into assets and opportunities intended to support future operations.

Assets

As of December 31, 2025, the Company had total assets of approximately $1.52 million, consisting primarily of cash and cash equivalents, a loan to a related party, capital contribution receivables, funds held in escrow, and construction-in-progress assets.

Liabilities

For the period ending December 31, 2025, the Company had total liabilities of $1,734,316.01, with $145,797.25 total current and $1,588,518.76 total long term liabilities. The current liabilities primarily consist of accounts payable, wages, and employee withheld tax. The long term liabilities are all loans made by affiliates.

Operating Results

Net Loss

The Company reported a net loss of approximately $225,914 for the year ended December 31, 2025. The loss was primarily attributable to operating expenses incurred during the Company's development stage and the absence of operating revenue during the period. Management expects operating losses may continue until the Company successfully executes its business plan and generates sufficient revenue-producing activities.

Revenue

The Company did not generate any revenue during the year ended December 31, 2025. Management's efforts during the period were focused on organizational activities, capital raising, project development, and establishing the operational infrastructure necessary to support future business operations.

Operating Expenses

For the year ended December 31, 2025, the Company incurred total operating expenses of approximately $225,914. Significant expenses included:

- Licenses and fees of approximately $120,267;
- Advertising expenses of approximately $74,724;
- Legal and professional fees of approximately $30,134; and
- Bank charges, software, and administrative expenses.

The Company's expenses were primarily attributable to startup, organizational, compliance, marketing, and development-related activities associated with launching and positioning the business for future growth.

Plan of Operations

See "Project Implementation Plan" on page 10 for an overview of the Company's plan of operations for the next twelve months.

Liquidity and Capital Resources

<u>Overview</u>

The Company's primary sources of liquidity during 2025 consisted of capital contributions from members and loans from partners. As of December 31, 2025, the Company had cash and cash equivalents of approximately $625,292. Total assets were approximately $1.52 million and total liabilities were approximately $288,012. Members' equity totaled approximately $1.24 million.

<u>Internal Liquidity</u>

Management believes the Company's existing cash position provides an initial source of liquidity for operating activities and ongoing project development. In addition to cash on hand, the Company held approximately $60,750 in escrow and reported a capital contribution receivable of approximately $77,251. The Company also reported a loan receivable from a related party of approximately $632,000. The timing and availability of repayment of this receivable may affect the Company's future liquidity position and ability to deploy capital toward business operations and growth initiatives.

<u>External Liquidity</u>

The Company has historically relied on member capital contributions and partner financing to fund operations and investments. During 2025, members contributed approximately $1.46 million of capital, and partner loans increased by approximately $288,012. Management anticipates that future operations may require additional capital contributions, debt financing, strategic partnerships, or other capital sources depending on the pace of project development, operational expenditures, and market conditions. There can be no assurance that additional financing will be available on favorable terms, if at all.

<u>Short-Term Liquidity</u>

Management believes that existing cash resources, together with anticipated capital resources and collections of outstanding receivables, are expected to be sufficient to satisfy the Company's anticipated short-term operating requirements. However, the Company continues to operate without revenue generation and remains dependent upon available capital resources to fund operations and project development activities.

<u>Long-Term Liquidity</u>

The Company's long-term liquidity requirements will depend on numerous factors, including the successful execution of its business strategy, the completion and monetization of development projects, repayment of related-party receivables, future capital expenditures, and the Company's ability to generate recurring revenues and positive cash flow from operations. Management expects that future capital requirements may be significant as the Company expands operations and advances its projects. The Company may seek additional equity capital, debt financing, or alternative funding sources to support long-term growth objectives.

<u>Cash Flows</u>

Net cash provided by financing activities was approximately $1.38 million during 2025, primarily resulting from member capital contributions. Cash used in operating activities totaled approximately $630,652, primarily reflecting operating expenses, funding of a related-party loan, and increases in escrow balances. The Company also invested approximately $128,869 in construction-in-progress assets. As a result, cash and cash equivalents increased to approximately $625,291 as of December 31, 2025.

Trend Analysis

Because 2025 represented the Company's initial operating period, historical trends are limited. However, management has identified several developments that may materially affect future results. The Company has begun deploying capital into project-related assets, including construction-in-progress activities and related-party financing arrangements. Management expects asset deployment activities to continue as capital is allocated in accordance with the Company's business strategy. The Company did not generate revenue during 2025. Future financial performance will depend

substantially on the Company's ability to complete development activities, deploy capital effectively, and generate income-producing operations. Management expects operating expenses to remain elevated in the near term as the Company continues to incur compliance, legal, licensing, administrative, and development-related costs associated with executing its business plan. As the Company grows, certain expenses may increase, although management intends to seek operational efficiencies where possible.

The Company's future growth may depend upon continued access to equity and debt capital markets. Changes in interest rates, economic conditions, investor demand, regulatory developments, and capital market conditions could affect the Company's ability to obtain financing and execute its business strategy. A significant portion of the Company's assets consists of a loan to a related party. The timing of repayment and the creditworthiness of the related party may materially affect the Company's future liquidity and capital resources. Management will continue to monitor this asset and evaluate its impact on the

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Manager and/or its affiliates have been issued Class M Membership Interests in the Company and are therefore members of the Company as a result thereof.

The Company intends to hire the Manager to provide property management services for the properties acquired by the Company and may be paid three percent (3%) of the monthly gross revenue from the properties for such services.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C-AR or which will be made available to investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective investors should carefully review and consider this entire Form C-AR. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C-AR. The Company's representatives will be available to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C-AR or any other matter relating to the Securities described in this Form C-AR, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

This report is available on our website at https://www.tltsolutions.net. The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Compliance

The Company has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding other than the untimely filing of this Annual Report. Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws. Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Updates

Updates on the Issuer's progress towards meeting the target amount of the offering will be filed with the SEC on Form C-U.

Exhibits

The following are included as Exhibits to this Form C-AR:

Exhibit B   Certificate of Incorporation*
Exhibit C   Bylaws*
Exhibit D   Shareholder Agreement*
Exhibit F   Financial Statements
Exhibit G   IP Assignment*
Exhibit H   IP License Agreement*
Exhibit I   Funding Agreement*

 * Filed by the Company as Exhibits to its original Form C filing on September 5, 2025, and incorporated herein by reference.

SHAD MOMENTUM, LLC
Balance Sheet
As of December 31, 2025

Assets

Current assets

Cash & cash equivalents	$	625,292
Loan to related party		632,000
Capital contribution receivable		77,251
Funds held in escrow		60,750
Total current asssets		1,395,292

Noncurrent assets

Construction in progress	128,869
Total noncurrent assets	128,869
Total Assets	**1,524,161**

Liabilities

Current liabilities

Loan from partners	288,012
Total current liabilities	288,012
Total Liabilities	**288,012**

Partners' Equity

A shares		760,934
B shares		278,705
C shares		196,510
Total Partners' Equity		1,236,149
Total Liabilities & Partners' Equity	$	1,524,161

Management certified financial statements.

SHAD MOMENTUM, LLC
Income Statement
For the year ended December 31, 2025

Revenue		
Services	$	-
Total Revenue		-
Operating Expenses		
Advertising		74,724
Bank service charges		140
Licenses & fees		120,267
Legal & professional		30,134
Software & apps		649
Total Operating Expenses		**225,914**
Net Loss	$	(225,914)

Management certified financial statements.

SHAD MOMENTUM, LLC
Statement of Changes in Partners' Equity
For the year ended December 31, 2025

	A Shares		B Shares		C Shares		Total	
Partners' equity at January 1, 2025	$	-	$	-	$	-	$	-
Add:								
Captial contributions		900,000		329,640		232,423		1,462,063
Net income		(139,066)		(50,935)		(35,913)		(225,914)
Partners' equity at December 31, 2025	$	760,934	$	278,705	$	196,510	$	1,236,149

Management certified financial statements.

SHAD MOMENTUM, LLC
Statement of Cash Flow
For the year ended December 31, 2025

Cash flows from operating activities		
Net loss	$	(225,914)
Adjustments:		
Increase in loan to related party		(632,000)
Increase in funds held in escrow		(60,750)
Increase in loans from partners		288,012
Cash used in operating activities		(630,652)
Cash flows from investing activities		
Investments in construction in progress		(128,869)
Cash from investing		(128,869)
Cash flows from financing activities		
Contributions from partners		1,384,812
Cash provided by financing activities		1,384,812
Net increase (decrease) in cash		625,291
Opening cash balance		-
Closing cash balance	$	625,291
Noncash investing/financing activities		
Issued shares	$	77,251

Management certified financial statements.